Ar/S
6-30-02

EAGLE BANCORP

OF MONTANA

2002 ANNUAL REPORT



September 13, 2002

To Our Stockholders, Customers, and Friends:

The Board of Directors, management, and staff of Eagle Bancorp and its wholly owned subsidiary, American Federal Savings Bank, are pleased to present our annual report for our fiscal year ended June 30, 2002.

Last month, on August 12th, we celebrated our 80th Anniversary of service to Montanans. Our community financial institution has grown and changed over the years from a state chartered building and loan association to a federally chartered savings bank with branch offices. We've shared very good times with our customers and communities. Together, we've also battled through recessions, earthquakes, the Great Depression, and several wars. Through it all, we've always been a safe place for savings and a local place for loans and personal customer service.

Eighty years in the banking business is something to be proud of, and we believe it's a reflection of our community's trust in us. We know that our greatest asset is the trust and loyalty of our customers and stockholders, and that our future depends upon our reputation for fiscal responsibility, honesty, and fairness.

This past year was only our second full year as a public company. We are very pleased to report record profitability and strong growth in many other important areas. This has allowed us to again increase the dividend to our stockholders. For the fiscal year ended June 30, 2002: earnings increased over 60%, assets increased over 10%, deposits increased by 13% and stockholders equity increased by 10% over the previous year. Although very low interest rates have caused record mortgage loan originations and refinancings, loans receivable still decreased by 8% during the year. In order to moderate our interest rate risk exposure, it has been our policy to sell most newly originated, fixed rate mortgage loans (while retaining the servicing).

The upward trend in our stock price continued throughout the year. Our April 2000 initial offering price was $8 per share. Our closing price a year ago was $15.50 as of August 31st. The closing price on August 30th of this year was $20.50 per share.

We have recently completed the addition of 3 new offices to our Helena headquarters building. We are now in the process of planning an extensive interior and exterior remodeling of our Bozeman branch.

We attribute our success to our local presence in our communities and outstanding personal and professional service to our customers in southcentral Montana. Since 1922, this has been accomplished by experienced management, a dedicated Board of Directors, and enthusiastic, well-trained employees. We commit to continue adding value for our customers and building value for our stockholders.

We sincerely appreciate and thank each of our constituencies – *Stockholders, Customers, Employees, and Communities* for the privilege of serving you! We are building *Our Community Bank* for you!

Very Sincerely,

Larry A. Dreyer

Larry A. Dreyer
President and Chief Executive Officer

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark One)

☒ Annual report under section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2002.

☐ Transition report under section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ___________ to _____________.

Commission file number: 0-29687

Eagle Bancorp
(Name of small business issuer in its charter)

United States	81-0531318
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1400 Prospect Avenue, Helena, MT	59601
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (406) 442-3080

Securities to be registered under Section 12(b) of the Act:

Title of class	Name of exchange on which registered
None	N/A

Securities to be registered under Section 12(g) of the Act:

Common stock, par value $0.01 per share
(Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

Issuer's revenues for its most recent fiscal year are $13,493,000

The aggregate market value of the common stock held by non-affiliates, computed by reference to the closing price as of September 3, 2002, was $8,442,720.

As of September 3, 2002, there were 1,206,472 shares of common stock issued and outstanding.

Documents Incorporated By Reference

1. Portions of the proxy statements for the annual meeting of stockholders for the fiscal years ended June 30, 2002 and June 30, 2000 and Registration Statement on Form SB-2 filed on December 20, 1999 (Part III).

Transitional Small Business Disclosure Format (Check one):

Yes ____ No X

TABLE OF CONTENTS

PART I

Item 1. Description of business.

General

Eagle Bancorp (Eagle) is a federally chartered stock holding company. Its charter was approved on April 4, 2000, when it became the mid-tier stock holding company for American Federal Savings Bank (the Bank), a federally chartered stock savings bank headquartered in Helena, Montana. Eagle Bancorp's principal business is to hold the capital stock of American Federal Savings Bank. Upon the reorganization and conversion to stock form of American Federal Savings Bank, Eagle Bancorp issued 575,079 shares of its common stock, par value $.01 per share (the "Common Stock") to the public at a price of $8 per share. This represents approximately 47% of the issued and outstanding shares of the Common Stock. The remaining 648,493 shares of the Common Stock are held by Eagle Financial MHC, Eagle Bancorp's mutual holding company.

American Federal Savings Bank was founded in 1922 as a Montana chartered building and loan association and has conducted operations in Helena since that time. In 1975, American Federal adopted a federal thrift charter. We currently have four full service offices and one satellite branch. We also have six automated teller machines located in our market area and we participate in the CashCard ATM network.

Business Strategy

Since our founding in Helena in 1922, we have operated in the southcentral portion of Montana. Since the advent of NOW accounts and low and no cost checking or other transaction accounts, we have sought to operate in a fashion similar to a commercial bank offering these kinds of deposits and changing our emphasis on home mortgage lending by broadening and diversifying the kind of loans we offer. As a result of these efforts, we provide full retail banking services, including one- to four-family residential mortgage loans, home equity loans, lines of credit, consumer loans, commercial real estate loans and commercial loans for businesses as well as certificates of deposit, checking accounts, NOW accounts, savings accounts and money market accounts.

We attract deposits from the general public and use these deposits primarily to originate loans and to purchase investment and mortgage-backed and other securities. The principal sources of funds for lending and investing activities are deposits, Federal Home Loan Bank advances, the repayment, sale and maturity of loans and sale and maturity of securities. The principal sources of income are interest on loans and investments. The principal expense is interest paid on deposits and Federal Home Loan Bank advances.

Market Area

From our headquarters in Helena, Montana, we operate four full service offices, including our main office, and one satellite branch. Our satellite branch is located in Helena and our other full service branches are located in Bozeman (opened 1980), Butte (opened 1979) and Townsend (opened 1979), Montana.

Montana is one of the largest states in terms of land mass but ranks as one of the least populated states. As of the 2000 census it had a population of 902,000. Helena, where we are headquartered, is the county seat of Lewis and Clark County, which has a population of approximately 55,700 and is located within 120 miles of four of Montana's other five largest cities: Missoula, Great Falls, Bozeman and Butte. It is approximately midway between Yellowstone and Glacier National Parks. Helena is also Montana's state capital. Its economy has shown slow growth, in terms of both employment and income. State government and the numerous offices of the federal government comprise the largest employment sector. Helena also has significant employment in the service industries. Specifically, it has evolved into a central health care center with employment in the medical and the supporting professions as well as the medical insurance industry. The local economy is also dependent to a lesser extent upon ranching and agriculture. These have been more cyclical in nature and remain vulnerable to severe weather conditions, increased competition, both domestic and international, as well as commodity prices.

Bozeman, where we have a branch, is approximately 95 miles southeast of Helena. It is located in Gallatin County, which has a population of approximately 67,800. Bozeman is home to Montana State University and has achieved its recent growth in part due to the growth of the University as well as the increased tourism for resort areas in and near Bozeman. Agriculture, however, remains an important part of Bozeman's economy. Bozeman has also become an attractive location for retirees, primarily from the West Coast, owing to its many winter and summer recreational opportunities and the presence of the University. Residential construction in Bozeman has increased more rapidly than such construction in Helena and the other cities in which we operate.

Butte, Montana is approximately 64 miles southwest of Helena. We have one branch in Butte. Butte and the surrounding Silverbow County have a population of approximately 34,600. Butte's population has declined as a result of the decline in the mining , energy, and telecommunications industries, which had afforded many higher paying jobs to residents of Butte and Silverbow County.

Townsend is the smallest community in which we operate. We have one branch in Townsend. It has a population of about 2,000. Many of its residents commute to other Montana locations for work. Other employment in Townsend is primarily in agriculture and services. Townsend is approximately 32 miles southeast of Helena.

Competition

We face strong competition in our primary market area for the attraction of retail deposits and the origination of loans. Until recently Montana was a unit banking state. This means that the ability of Montana state banks to create branches was either prohibited or significantly restricted. As a result of unit banking, Montana has a significant number of independent financial institutions serving a single community in a single location. While the state's population is approximately 902,000 people, there are approximately 74 credit unions in Montana as well as three federally chartered thrift institutions, and 80 commercial banks as of December 31, 2001. Our most direct competition for depositors has historically come from locally owned and out-of-state commercial banks, thrift institutions and credit unions operating in our primary market area. The number of such competitor locations has increased significantly in recent years. Our competition for loans also comes from banks, thrifts and credit unions in addition to mortgage bankers and brokers. Our principal market areas can be characterized as markets with moderately increasing incomes, low unemployment, increasing wealth (particularly in the growing resort areas such as Bozeman), and moderate population growth.

Lending Activities

General. American Federal Savings Bank primarily originates one- to four-family residential real estate loans and, to a lesser extent commercial real estate loans, real estate construction loans, home equity loans, consumer loans and commercial loans. Commercial real estate loans include loans on multi-family dwellings, loans on nonresidential property and loans on developed and undeveloped land. Home equity loans include loans secured by the borrower's primary residence. Typically, the property securing such loans is subject to a prior lien. Consumer loans consist of loans secured by collateral other than real estate, such as automobiles, recreational vehicles and boats. Personal loans and lines of credit are made on deposits held by the Bank and on an unsecured basis. Commercial loans consist of business loans and lines of credit on a secured and unsecured basis.

Loan Portfolio Composition. The following table analyzes the composition of the Bank's loan portfolio by loan category at the dates indicated.

	At June 30,			
	2002		2001	
	(Dollars in thousands)			
	Amount	Percent of Total	Amount	Percent of Total
First mortgage loans:				
Residential mortgage (1-4 family)[(1)]	$ 66,958	62.90%	$75,962	65.60%
Commercial real estate	9,455	8.88%	9,063	7.83%
Real estate construction	2,931	2.76%	1,982	1.71%
Total first mortgage loans	79,344	74.54%	87,007	75.14%
Other loans:				
Home equity	14,236	13.37%	15,698	13.56%
Consumer	10,024	9.42%	10,362	8.95%
Commercial	2,843	2.67%	2,721	2.55%
Total other loans	27,103	25.46%	28,781	24.86%
Total loans	106,447	100.00%	115,788	100.00%
Less:				
Deferred loan fees	121		122	
Allowance for loan losses	703		688	
Total loans, net	$105,623		$114,978	

(1) Excludes loans held for sale.

Fee Income. American Federal Savings Bank receives lending related fee income from a variety of sources. Its principal source of this income is from the origination and subsequent servicing of sold mortgage loans. Fees generated from mortgage loan servicing, which generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing for loans held by others, were $305,000 and $293,000 for the years ended June 30, 2002 and 2001, respectively. Other loan related fee income for contract collections, late charges, credit life commissions and credit card fees were $95,000 and $93,000 for the years ended June 30, 2002 and 2001, respectively.

Loan Maturity Schedule. The following table sets forth the estimated maturity of the loan portfolio of the Bank at June 30, 2002. Scheduled principal repayments of loans do not necessarily reflect the actual life of such assets. The average life of a loan is typically substantially less than its contractual terms because of prepayments. In addition, due on sale clauses on loans generally give American Federal Savings Bank the right to declare loans immediately due and payable in the event, among other things, that the borrower sells the real property, subject to the mortgage, and the loan is not paid off. All mortgage loans are shown to be maturing based on the date of the last payment required by the loan agreement, except as noted. Loans having no stated maturity, those without a scheduled payment, demand loans and delinquent loans, are shown as due within six months.

	Within 6 Months	6 to 12 Months	1 year to 2 years	2 years to 5 years	Over 5 years	Total
			(In thousands)			
Residential mortgage (1-4 family)[1]	$35	$422	$492	$4,634	$62,728	$68,311
Commercial real estate	0	383	0	1,346	7,726	9,455
Real estate construction	127	2,804	0	0	0	2,931
Home equity....................................	9	941	797	6,645	5,843	14,235
Consumer..	257	624	721	7,075	1,347	10,024
Commercial	55	1,145	273	444	926	2,843
Total Loans[1]..........................	$483	$6,319	$2,283	$20,144	$78,570	$107,799

[1] Includes loans held for sale.

The following table sets forth the dollar amount of all loans, at June 30, 2002, due after June 30, 2003, which have pre-determined interest rates and which have floating or adjustable interest rates:

	Fixed	Adjustable	Total
		(Dollars in thousands)	
Residential mortgage (1-4 family)	$62,313	$5,541	$67,854
Commercial real estate...........................	8,954	118	9,072
Real estate construction.........................	0	0	0
Home equity..	9,073	4,212	13,285
Consumer	8,745	398	9,143
Commercial...	1,229	414	1,643
Total[1]...	$90,314	$10,683	$100,997
Percent of total	89.42%	10.58%	100.00%

[1] Due after June 30, 2003.

The following table sets forth information with respect to our loan originations, purchases and sales activity for the periods indicated.

	For the Years Ended June 30,	
	2002	2001
	(In thousands)	
Net loans receivable at beginning of Period[(1)]:	$118,011	$108,308
Loans originated:		
Residential mortgage (1-4 family)	86,685	55,170
Commercial real estate	3,068	2,580
Real estate construction	9,401	4,343
Home equity	8,694	9,038
Consumer	6,856	6,834
Commercial loans	1,446	1,826
Total loans originated	116,150	79,791
Loans sold:		
Whole loans	70,246	33,435
Participations	0	0
Total loans sold	70,246	33,435
Principal repayments	56,926	36,677
Allowance for losses decrease (increase)	(14)	24
Net loan increase (decrease)	(11,036)	9,703
Net loans receivable at end of period	$106,975	$118,011

(1) Includes loans held for sale.

Residential Lending. American Federal Savings Bank's primary lending activity consists of the origination of one-to-four-family residential mortgage loans secured by property located in American Federal's market area. Approximately 62.90% of the bank's loans as of June 30, 2002 were comprised of such loans. American Federal Savings Bank generally originates one- to four-family residential mortgage loans in amounts up to 80% of the lesser of the appraised value or the selling price of the mortgaged property without requiring private mortgage insurance. A mortgage loan originated by American Federal, whether fixed rate or adjustable rate, can have a term of up to 30 years. American Federal Savings Bank holds substantially all of its adjustable rate and its 8, 10 and 12 year fixed rate loans in portfolio. Adjustable rate loans limit the periodic interest rate adjustment and the minimum and maximum rates that may be charged over the term of the loan. The Bank's fixed rate 15-year loans are held in portfolio or sold in the secondary market depending on market conditions. All 30 year fixed rate loans are sold in the secondary market. The volume of loan sales is dependent on the volume, type and term of loan originations.

American Federal Savings Bank obtains a significant portion of its noninterest income from servicing loans sold. American Federal Savings Bank offers many of the fixed rate loans it originates for sale in the secondary market on a servicing retained basis. This means that we process the borrower's payments and send them to the purchaser. The retention of servicing enables American Federal Savings Bank to increase fee income and maintain a relationship with the borrower. Servicing income was $305,000 for the year ended June 30, 2002. At June 30, 2002, American Federal Savings Bank had $141.67 million in loans sold with servicing retained. American Federal Savings Bank does not ordinarily purchase home mortgage loans from other financial institutions.

Property appraisals on real estate securing American Federal's single-family residential loans are made by state certified and licensed independent appraisers approved annually by the board of directors. Appraisals are performed in accordance with applicable regulations and policies. American Federal Savings Bank generally obtains title insurance policies on all first mortgage real estate loans originated. On occasion, refinancings of mortgage loans are approved using title reports instead of title insurance. Title reports are also allowed on home equity loans. Borrowers generally remit funds with each monthly payment of principal and interest, to a loan escrow account from which American Federal Savings Bank makes disbursements for such items as real estate taxes and hazard and mortgage insurance premiums as they become due.

Home Equity Loans. American Federal Savings Bank also originates home equity loans. These loans are secured by the borrowers' primary real estate, but are typically subject to a prior lien, which may or may not be held by the Bank. At June 30, 2002, $14.24 million or 13.37% of our total loans, were home equity loans. Borrowers may use the proceeds from the Bank's home equity loans for many purposes, including home improvement, debt consolidation, or other purchasing needs. The Bank offers fixed rate, fixed payment home equity loans as wells as variable rate home equity lines of credit. Fixed rate home equity loans typically have terms of no longer than fifteen years.

Although home equity loans are secured by real estate, they carry a greater risk than first lien residential mortgages because of the existence of a prior lien on the property securing the loan, as well as the flexibility the borrower has with respect to the loan proceeds. American Federal Savings Bank attempts to minimize this risk by maintaining conservative underwriting policies on such loans. We make home equity loans for up to only 85% of appraised value of the underlying real estate collateral, less the amount of any existing prior liens on the property securing the loan.

Commercial Real Estate. American Federal Savings Bank originates commercial real estate mortgage loans, including both developed and undeveloped land loans, and loans on multi-family dwellings. Commercial real estate loans make up 8.88% of the Bank's total loan portfolio, or $9.46 million at June 30, 2002. The majority of these loans are non-residential commercial real estate loans. American Federal Savings Bank's commercial real estate mortgage loans are primarily permanent loans secured by improved property such as office buildings, retail stores, commercial warehouses and apartment buildings. The terms and conditions of each loan are tailored to the needs of the borrower and based on the financial strength of the project and any guarantors. Generally, commercial real estate loans originated by the Bank will not exceed 75% of the appraised value or the selling price of the property, whichever is less. The average loan size is approximately $120,000 and is typically made with fixed rates of interest with five to 15 year maturities. Upon maturity, the loan is repaid or the terms and conditions are renegotiated. Generally, all originated commercial real estate loans are within the market area of the Bank and all are within the state of Montana. American Federal Savings Bank's largest single commercial real estate loan had a balance of approximately $1,581,000 on June 30, 2002, and was secured by a commercial building. This loan contains a 90 percent government guaranty under the USDA Rural Development Program.

Real Estate Construction Lending. American Federal Savings Bank also lends funds for the construction of one- to four-family homes. Real estate construction loans are made both to individual homeowners for the construction of their primary residence and to a lesser extent, to local builders for the construction of pre-sold houses or houses that are being built for speculative purposes. Real estate construction loans accounted for $2.93 million or 2.76% of American Federal's loan portfolio at June 30, 2002.

Consumer Loans. As part of its strategy to invest in higher yielding shorter term loans, American Federal Savings Bank has made significant efforts to grow its consumer lending portfolio. This portfolio includes personal loans secured by collateral other than real estate, unsecured personal loans and lines of credit, and loans secured by deposits held by the Bank. As of June 30, 2002, consumer loans totaled $10.02 million or 9.42% of the Bank's total loan portfolio. These loans consist primarily of auto loans, boat loans, personal loans and credit lines and deposit account loans. Consumer loans are originated in the Bank's market area and generally have maturities of up to 7 years. For loans secured by savings accounts, American Federal Savings Bank will lend up to 90% of the account balance on single payment loans and up to 100% for monthly payment loans.

Consumer loans have a shorter term and generally provide higher interest rates than residential loans. Consumer loans can be helpful in improving the spread between average loan yield and cost of funds and at the same time improve the matching of the maturities of rate sensitive assets and liabilities. Increasing its consumer loans has been a major part of American Federal's strategy of operating more like a commercial bank than a traditional savings bank.

The underwriting standards employed by American Federal Savings Bank for consumer loans include a determination of the applicant's credit history and an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. Creditworthiness of the applicant is of primary consideration; however, the underwriting process also includes a comparison of the value of the collateral in relation to the proposed loan amount.

Commercial Loans. Commercial loans amounted to $2.84 million, or 2.67% of the Bank's total loan portfolio at June 30, 2002. American Federal Savings Bank's commercial loans are traditional business loans and are not secured by real estate. Such loans may be structured as unsecured lines of credit or may be secured by inventory, accounts receivable or other business assets. While the commercial loan portfolio amounts to only 2.67% of the total portfolio at June 30, 2002, American Federal Savings Bank intends to increase such lending by focusing on market segments which it has not previously emphasized, such as business loans to doctors, lawyers, architects and other professionals as well as to small businesses within its market area. Our management believes that this strategy provides opportunities for growth, without significant additional cost outlays for staff and infrastructure.

Commercial loans of this nature usually involve greater risk than 1-4 family residential mortgage loans. The collateral we receive is typically related directly to the performance of the borrower's business which means that repayment of commercial loans is dependent on the successful operations and income stream of the borrower's business. Such risks can be significantly affected by economic conditions. In addition, commercial lending generally requires substantially greater oversight efforts compared to residential real estate lending.

Loans to One Borrower. Under federal law, savings institutions have, subject to certain exemptions, lending limits to one borrower in an amount equal to the greater of $500,000 or 15% of the institution's unimpaired capital and surplus. As of June 30, 2002, our largest aggregation of loans to one borrower was $1,581,470, consisting of one loan secured primarily by commercial real estate. This was well below our federal legal lending limit to one borrower of approximately $3.11 million at such date. At June 30, 2002, this loan was current.

Loan Solicitation and Processing. Our customary sources of mortgage loan applications include repeat customers, walk-ins, and referrals from home builders and real estate brokers. We also advertise in local newspapers and on local radio and television. Our branch managers and loan officers located at our headquarters and in branches, have authority to approve certain types of loans when presented with a completed application. Other loans must be approved at our main offices as disclosed herein. No loan consultants or loan brokers are currently used by us for either residential or commercial lending activities.

After receiving a loan application from a prospective borrower, a credit report and verifications are ordered to confirm specific information relating to the loan applicant's employment, income and credit standing. When required by our policies, an appraisal of the real estate intended to secure the proposed loan is undertaken by an independent fee appraiser. In connection with the loan approval process, our staff analyze the loan applications and the property involved. Officers and branch managers are granted lending authority based on the kind of loan types where they possess expertise and their level of experience. We have established a series of loan committees to approve any loans which may exceed the lending authority of particular officers or branch managers. A quorum of the board of directors is required for approval of any loan, or aggregation of loans to a single borrower, more than $950,000.

Loan applicants are promptly notified of the decision by a letter setting forth the terms and conditions of the decision. If approved, these terms and conditions include the amount of the loan, interest rate basis, amortization term, a brief description of real estate to be mortgaged, tax escrow and the notice of requirement of insurance coverage to be maintained. We generally require title insurance on first mortgage loans and fire and casualty insurance on all properties securing loans, which insurance must be maintained during the entire term of the loan.

Loan Commitments. We generally provide commitments to fund fixed and adjustable-rate single-family mortgage loans for periods up to 60 days at a specified term and interest rate. The total amount of our commitments to extend credit as of June 30, 2002, was approximately $2.29 million.

Non-performing Loans and Problem Assets

Collection Procedures. Generally, our collection procedures provide that when a loan is 15 or more days delinquent, the borrower is notified with a past due notice. If the loan becomes 30 days delinquent, the borrower is sent a written delinquent notice requiring payment. If the delinquency continues, subsequent efforts are made to contact the delinquent borrower, including face to face meetings and counseling to resolve the delinquency. All collection actions are undertaken with the objective of compliance with the Fair Debt Collection Act.

For mortgage loans and home equity loans, if the borrower is unable to cure the delinquency or reach a payment agreement, we will institute foreclosure actions. If a foreclosure action is taken and the loan is not reinstated, paid in full or refinanced, the property is sold at judicial sale at which we may be the buyer if there are no adequate offers to satisfy the debt. Any property acquired as the result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until such time as it is sold or otherwise disposed of. When real estate owned is acquired, it is recorded at the lower of the unpaid principal balance of the related loan or its fair market value less estimated selling costs. The initial recording of any loss is charged to the allowance for loan losses. As of June 30, 2002, American Federal Savings Bank had no real estate owned.

Loans are reviewed on a quarterly basis and are placed on non-accrual status when they are more than 90 days delinquent. Loans may be placed on non-accrual status at any time if, in the opinion of management, the collection of additional interest is doubtful. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. At June 30, 2002, we had $516,000 of loans that were non-performing and held on non-accrual status.

Delinquent Loans. The following table provides information regarding the Bank's loans that are delinquent 30 to 89 days at June 30, 2002:

	Number	Amount	Percentage of Total Delinquent Loans
		(Dollars in thousands)	
Loan Type:			
Mortgage (1-4 family)....	11	$759	71.60%
Commercial Real Estate	1	5	0.47
Consumer	27	262	24.72
Commercial	2	34	3.21
Total	41	$1,060	100.00%

Non-Performing Assets. The following table sets forth information regarding American Federal Savings Bank's non-performing assets as of the dates indicated. The Bank does not have any troubled debt restructurings within the meaning of the Statement of Financial Accounting Standards No. 114.

	At June 30,	
	2002	2001
	(Dollars in thousands)	
Non-accrual loans	$516	$408
Accruing loans delinquent 90 days or more	227	91
Real estate owned	0	0
Total	$743	$499
Total non-performing loans as a percentage of total loan portfolio	0.70%	0.43%
Percentage of total assets	0.40%	0.30%

The increase in non-accrual loans during the year ended June 30, 2002, was attributable primarily to $182,000 in residential loans which were placed in non-accrual status. Subsequent to yearend, $68,000 of the non-accrual residential loans paid off. During the year ended June 30, 2002, American Federal Savings Bank had no foreclosures.

During the year ended June 30, 2002, approximately $26,000 of interest would have been recorded on loans accounted for on a non-accrual basis if such loans had been current according to the original loan agreements for the entire period. This amount was not included in the Bank's interest income for the period.

Classified Assets. Management, in compliance with regulatory guidelines, conducts an internal loan review program, whereby loans are placed or classified in categories depending upon the level of risk of non-payment or loss. These categories are special mention, substandard, doubtful or loss. When a loan is classified as substandard or doubtful, management is required to establish an allowance for loan losses in an amount that is deemed prudent. When management classifies a loan as a loss asset, a reserve equal to 100% of the loan balance is required to be established or the loan is required to be charged-off. The allowance for loan losses is composed of an allowance for both inherent risk associated with lending activities and particular problem assets.

Management's evaluation of the classification of assets and the adequacy of the allowance for loan losses is reviewed by the Board on a regular basis and by the regulatory agencies as part of their examination process. In addition, each loan that exceeds $200,000 and each group of loans that exceeds $200,000 is monitored more closely. The following table reflects our classified assets.

	At June 30,	
	2002	2001
	(In thousands)	
Residential mortgages (1-4 family):		
Special mention	235	0
Substandard	756	983
Doubtful	0	0
Loss	0	0
Commercial Real Estate:		
Special mention	345	49
Substandard	0	0
Doubtful	0	0
Loss	0	0
Home equity loans:		
Special mention	0	0
Substandard	223	220
Doubtful	0	0
Loss	6	0
Consumer loans:		
Special mention	0	0
Substandard	63	43
Doubtful	0	0
Loss	18	23
Commercial loans:		
Special mention	0	157
Substandard	11	20
Doubtful	0	0
Loss	3	5
Real estate owned:		
Special mention	0	0
Substandard	0	0
Doubtful	0	0
Loss	0	0
Total classified loans and real estate owned	$1,660	$1,500

Allowance for Loan Losses and Real Estate Owned. American Federal Savings Bank segregates its loan portfolio for loan losses into the following broad categories: residential mortgages (1-4 family), commercial real estate, real estate construction, commercial loans, home equity loans and consumer loans. American Federal Savings Bank provides for a general allowance for losses inherent in the portfolio by the above categories, which consists of two components. General loss percentages are calculated based on historical analyses and other factors. A supplemental portion of the allowance is calculated for inherent losses which probably exist as of the evaluation date even though they might not have been identified by the more objective processes used. This is due to the risk of error and/or inherent imprecision in the process. This portion of the allowance is particularly subjective and requires judgments based on qualitative factors which do not lend themselves to exact mathematical calculations such as: trends in delinquencies and non-accruals; trends in volume; terms and portfolio mix; new credit products;

changes in lending policies and procedures; changes in the outlook for the local, regional and national economy; and peer group comparisons.

At least quarterly, the management of the Bank evaluates the need to establish reserves against losses on loans and other assets based on estimated losses on specific loans and on any real estate owned when a finding is made that a loss is estimable and probable. Such evaluation includes a review of all loans for which full collectibility may not be reasonably assured and considers; among other matters; the estimated market value of the underlying collateral of problem loans; prior loss experience; economic conditions; and overall portfolio quality.

Provisions for losses are charged against earnings in the period they are established. We had $703,000 in allowances for loan losses at June 30, 2002.

While we believe we have established our existing allowance for loan losses in accordance with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request that we significantly increase our allowance for loan losses, or that general economic conditions, a deteriorating real estate market, or other factors will not cause us to significantly increase our allowance for loan losses, therefore negatively affecting our financial condition and earnings.

In making loans, we recognize that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a secured loan, the quality of the security for the loan.

It is our policy to review our loan portfolio, in accordance with regulatory classification procedures, on at least a quarterly basis. Additionally, we maintain a program of reviewing loan applications prior to making the loan and immediately after loans are made in an effort to maintain loan quality.

The following table sets forth information with respect to our allowance for loan losses at the dates indicated:

	For Years Ended June 30,	
	2002	**2001**
	(Dollars in thousands)	
Balance at beginning of period	$688	$712
Loans charged-off	(27)	(43)
Recoveries	35	19
Net loan recoveries (charge-offs)	8	(24)
Provision for possible loan losses	0	0
Transfer from interest reserve	7	0
Balance at end of period	$703	$688
Allowance for loan losses to total loans	0.67%	0.60%
Allowance for loan losses to total non-performing loans	94.62%	137.88%
Net recoveries (charge-offs) to average loans outstanding during the period	0.01%	(0.02)%

The following table presents our allocation of the allowance for loan losses by loan category and the percentage of loans in each category to total loans at the periods indicated.

	At June 30,					
	2002			2001		
	Amount	Percentage of Allowance to Total Allowance	Loans in Each Category to Total Loans	Amount	Percentage of Allowance to Total Allowance	Loans in Each Category to Total Loans
	(Dollars in thousands)					
First Mortgage Loans :						
Residential mortgage (1-4 family)	$150	21.34%	62.90%	$191	27.76%	65.60%
Commercial real estate	262	27.62	8.88	190	27.62	7.83
Real estate construction	2	0.28	2.75	1	0.15	1.71
Total mortgage loans	414	55.53	74.53	382	55.53	75.14
Other loans:						
Home equity	167	23.76	13.38	165	23.98	13.56
Consumer	94	13.37	9.42	111	16.13	8.95
Commercial	28	3.98	2.67	30	4.36	2.35
Total other loans	289	44.47	25.46	306	44.47	24.86
Total	$703	100.00%	100.00%	$688	100.00%	100.00%

Investment Activities

General. Federally chartered savings banks such as American Federal Savings Bank have the authority to invest in various types of investment securities, including United States Treasury obligations, securities of various Federal agencies (including securities collateralized by mortgages), certificates of deposits of insured banks and savings institutions, municipal securities, corporate debt securities and loans to other banking institutions.

Eagle maintains liquid assets that may be invested in specified short-term securities and other investments. Liquidity levels may be increased or decreased depending on the yields on investment alternatives. They may also be increased based on management's judgment as to the attractiveness of the yields then available in relation to other opportunities. Liquidity levels can also change based on management's expectation of future yield levels, as well as management's projections as to the short-term demand for funds to be used in the Bank's loan origination and other activities. Eagle maintains an investment securities portfolio and a mortgage-backed securities portfolio as part of its investment portfolio.

Investment Policies. The investment policy of Eagle, which is established by the board of directors, is designed to foster earnings and liquidity within prudent interest rate risk guidelines, while complementing American Federal's lending activities. The policy provides for available-for-sale, held-to-maturity and trading classifications. However, Eagle does not hold any securities for purposes of trading and does not anticipate doing so in the future. The policy permits investments in high credit quality instruments with diversified cash flows while permitting us to maximize total return within the guidelines set forth in our interest rate risk and liquidity management policy. Permitted investments include but are not limited to U.S. government obligations, government agency or government-sponsored agency obligations, state, county and municipal obligations, and mortgage-backed securities. Collateralized mortgage obligations guaranteed by government or government-sponsored agencies, investment grade corporate debt securities, and commercial paper are also included. We also invest in Federal Home Loan Bank overnight deposits and federal funds, but these instruments are not considered part of the investment portfolio.

Our investment policy also includes several specific guidelines and restrictions to insure adherence with safe and sound activities. The policy prohibits investments in high-risk mortgage derivative products (as defined within the policy) without prior approval from the board of directors. Management must demonstrate the business advantage of such investments. In addition, the policy limits the maximum amount of the investment in a specific investment category. We do not participate in hedging programs, interest rate swaps, or other activities involving the use of off-balance sheet derivative financial instruments, except certain financial instruments designated as cash flow hedges related to loans committed to be sold in the secondary market. Further, Eagle does not invest in securities which are not rated investment grade.

The board through its asset liability committee has charged the Chief Financial Officer to implement the investment policy. All transactions are reported to the board of directors monthly, as well as the current composition of the portfolio, including market values and unrealized gains and losses.

Investment Securities. We maintain a portfolio of investment securities, classified as either available-for-sale or held-to-maturity to enhance total return on investments. At June 30, 2002, our investment securities were U.S. government and agency obligations, Small Business Administration pools, municipal securities, mortgage-backed securities and corporate obligations, all with varying characteristics as to rate, maturity and call provisions. Investment securities held-to-maturity represented 7.17% of Eagle's total investment portfolio. Securities available-for-sale totaled 92.83% of Eagle's total investment portfolio.

Corporate Debt. We also invest in corporate securities. Corporate bonds may offer a higher yield than a U.S. Treasury security of comparable duration. These debt instruments also may have a higher risk of default due to adverse change in the creditworthiness of the issuer. Our policy limits investments in corporate bonds to securities rated investment grade or better.

Mortgage-backed Securities and Small Business Administration Loan Pools. We invest in mortgage-backed securities to provide earnings, liquidity, cash flows and diversification to our overall balance sheet. These mortgage-backed securities are classified as either available-for-sale or held-to-maturity. These securities are participation certificates issued and guaranteed by the Government National Mortgage Association, Freddie Mac and Fannie Mae and secured by interests in pools of mortgages. Mortgage-backed securities typically represent a participation interest in a pool of single-family or multi-family mortgages, although we focus on investments in mortgage-backed securities secured by single-family mortgages. Expected maturities will differ from the maturities actually set forth in the loans in the pools due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

Mortgage-backed securities typically are issued with stated principal amounts. The securities are backed by pools of mortgages that have loans with interest rates that are within a set range and have varying maturities. The underlying pool of mortgages can be composed of either fixed-rate or adjustable rate mortgage loans. Mortgage-backed securities are generally referred to as mortgage participation certificates or pass-through certificates. The interest rate risk characteristics of the underlying pool of mortgages (i.e., fixed-rate or adjustable-rate) and the prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages.

Eagle also invests in securities secured by pools of Small Business Administration loans. The securities are created and serviced by various issuers and consist of pools of the guaranteed portions of Small Business Administration business loans which are consolidated by the issuers and which are guaranteed by the Small Business Administration as to payment of principal and interest. There is an active secondary market for such securities and American Federal Savings Bank believes that its investments in such pools are liquid investments.

Collateralized Mortgage Obligations. We also invest in collateralized mortgage obligations, issued or sponsored by Fannie Mae and Freddie Mac, or a private issuer that possesses one of the three highest rating categories by a nationally recognized statistical rating firm. Collateralized mortgage obligations are a type of debt security that aggregates pools of mortgages and mortgage-backed securities and creates different classes of securities with varying maturities and amortization schedules as well as a residual interest with each class having different risk characteristics. The cash flows from the underlying collateral are usually divided into "tranches" or classes which have descending priorities with respect to the distribution of principal and interest repayment of the underlying mortgages and mortgage-backed securities as opposed to pass through mortgage-backed securities where cash flows are distributed pro rata to all security holders. Unlike mortgage-backed securities from which cash flow is received and prepayment risk is shared pro rata by all securities holders, cash flows from the mortgages and mortgage-backed securities underlying collateralized mortgage obligations are paid in accordance with a predetermined priority to investors holding various tranches of such securities or obligations. A particular tranche may carry prepayment risk, which may be different from that of the underlying collateral and other tranches. Investing in collateralized mortgage obligations allows us to protect ourselves to a degree from reinvestment risk resulting from unexpected prepayment activity associated with conventional mortgage-backed securities. Management believes these securities represent attractive alternatives relative to other investments due to the wide variety of maturity, repayment and interest rate options available. Eagle's investment policy requires that a pre-purchase analysis be performed and documented in investment portfolio records. At June 30, 2002, 31.49% of our investment portfolio (exclusive of interest-bearing-deposits with banks) consisted of collateralized mortgage obligations.

Other Securities. Equity securities owned consist of a $1.59 million investment in Federal Home Loan Bank of Seattle common stock as of June 30, 2002. As a member of the Federal Home Loan Bank of Seattle, ownership of Federal Home Loan Bank of Seattle common shares is required. The remaining securities and deposits provide diversification and complement our overall investment strategy.

The following table sets forth the carrying value of Eagle's investment and mortgage-backed securities portfolio at the dates indicated.

	At June 30,			
	2002		2001	
	Book Value	Percentage Of Total	Book Value	Percentage Of Total
	(Dollars in thousands)			
Securities available-for-sale, at fair value:				
U.S. Government and agency obligations	$7,034	11.09%	$4,610	13.33%
Corporate obligations	8,726	13.76	7,306	21.12
Municipal obligations	4,291	6.77	4,245	12.27
Collateralized mortgage obligations	17,013	26.83	1,186	3.43
Mortgage-backed securities	6,570	10.36	4,103	11.86
Mutual Funds	4,575	7.22	0	0.00
Corporate preferred stock	1,945	3.07	154	0.45
Total securities available-for-sale	50,154	79.10	21,604	62.46
Securities held-to-maturity, at book value:				
U.S. Government and Agency obligations	1,355	2.14	1,396	4.04
Mortgage-backed securities	2,521	3.98	4,096	11.84
Municipal obligations	0	0.00	1,079	3.12
Total securities held-to-maturity	3,876	6.11	6,571	19.00
Total securities	54,029	85.22	28,175	81.46
Interest-bearing deposits	7,786	12.28	4,925	14.24
Federal Home Loan Bank capital stock, at cost	1,586	2.50	1,487	4.30
Total	$63,402	100.00%	$34,587	100.00%

The following table sets forth information regarding the carrying values, weighted average yields and maturities of Eagle's investment and mortgage-backed securities portfolio at June 30, 2002.

	At June 30, 2002								
	One Year or Less		One to Five Years		More than Five Years		Total Investment Securities		
	Carrying Value	Annualized Weighted Average Yield	Carrying Value	Annualized Weighted Average Yield	Carrying Value	Annualized Weighted Average Yield	Carrying Value	Approximate Market Value	Annualized Weighted Average Yield
	(Dollars in thousands)								
Securities available-for-sale:									
U.S. Government and agency obligations	$0	0.00%	$3,095	4.47%	$3,939	3.15%	$7,034	$7,034	3.73%
Corporate obligations	3,277	6.43	5,449	5.52	0	0.00	8,726	8,726	5.86
Municipal obligations	0	0.00	0	0.00	4,291	6.91	4,291	4,291	6.91
Collateralized mortgage obligations	0	0.00	0	0.00	17,013	4.68	17,013	17,013	4.68
Mortgage-backed securities	140	7.01	126	7.06	6,304	4.70	6,570	6,570	4.80
Corporate preferred stock	0	0.00	0	0.00	1,945	6.92	1,945	1,945	6.92
Mutual fund	0	0.00	0	0.00	4,575	3.15	4,575	4,575	3.15
Total securities available-for-sale	3,417	6.45	8,670	5.17	38,067	4.71	50,154	50,154	4.91
Securities held-to-maturity:									
U.S. Government and agency obligations	0	0.00	0	0.00	0	0.00	0	0	0.00
Mortgage-backed securities	0	0.00	656	6.29	1,865	5.96	2,521	2,611	6.05
Municipal obligations	321	5.87	201	5.80	833	6.05	1,355	1,392	5.97
Total securities held-to-maturity	321	5.87	857	6.18	2,698	5.99	3,876	4,003	6.02
Total securities	3,738	6.40	9,527	5.26	40,765	4.79	54,030	54,157	4.99
Interest-bearing deposits	7,786	1.84	0	0.00	0	0.00	7,786	7,786	1.84
Federal Home Loan Bank capital stock	0	0.00	0	0.00	1,586	6.00	1,586	1,586	6.00
Total	$11,524	3.65%	$9,527	5.26%	$42,351	4.79%	$63,402	$63,529	4.63%

SOURCES OF FUNDS

General. Deposits are the major source of our funds for lending and other investment purposes. Borrowings (principally from the Federal Home Loan Bank of Seattle) are also used to compensate for reductions in the availability of funds from other sources. In addition to deposits and borrowings, we derive funds from loan and mortgage-backed securities principal repayments, and proceeds from the maturity, call and sale of mortgage-backed securities and investment securities and from the sale of loans. Loan and mortgage-backed securities payments are a relatively stable source of funds, while deposit inflows are significantly influenced by general interest rates and money market conditions.

Deposits. We offer a variety of deposit accounts. Deposit account terms vary, primarily as to the required minimum balance amount, the amount of time that the funds must remain on deposit and the applicable interest rate.

Our current deposit products include certificates of deposit accounts ranging in terms from 90 days to five years as well as checking, savings and money market accounts. Individual retirement accounts (IRAs) are included in certificates of deposit.

Deposits are obtained primarily from residents of Helena, Bozeman, Butte and Townsend. We believe we are able to attract deposit accounts by offering outstanding service, competitive interest rates and convenient locations and service hours. We use traditional methods of advertising to attract new customers and deposits, including radio, television, print media advertising and sales training and incentive programs for employees. We do not utilize the services of deposit brokers and management believes that non-residents of Montana hold an insignificant number of deposit accounts.

We pay interest rates on deposits which are competitive in our market. Interest rates on deposits are set weekly by senior management, based on a number of factors, including: projected cash flow; a current survey of a selected group of competitors' rates for similar products; external data which may influence interest rates; investment opportunities and loan demand; and scheduled certificate maturities and loan and investment repayments.

Core deposits are deposits that are more stable and somewhat less sensitive to rate changes. They also represent a lower cost source of funds than rate sensitive, more volatile accounts such as certificates of deposit. We believe that our core deposits are our checking, as well as NOW accounts, passbook and statement savings accounts, money market accounts and IRA accounts. Based on our historical experience, we include IRA accounts funded by certificates of deposit as core deposits because they exhibit the principal features of core deposits in that they are stable and generally are not rate sensitive. Core deposits amounted to $102.72 million or 67.76% of the Bank's deposits at June 30, 2002 ($81.78 million or 53.94% if IRA certificates of deposit are excluded). The presence of a high percentage of core deposits and, in particular, transaction accounts, is part of our strategy to restructure our liabilities to more closely resemble the lower cost liabilities of a commercial bank. However, a significant portion of our deposits remains in certificate of deposit form. These certificates of deposit, should they mature and be renewed at higher rates, will result in an increase in our cost of funds.

The following table sets forth American Federal's distribution of deposit accounts at the dates indicated and the weighted average interest rate on each category of deposit represented:

	At June 30,					
	2002			2001		
	Amount	Percent of Total	Weighted Average Rate	Amount	Percent of Total	Weighted Average Rate
	(Dollars in thousands)					
Noninterest checking	$6,835	4.51%	0.00%	$6,486	4.84%	0.00%
Passbook and statement savings	22,465	14.82	1.50	20,688	15.43	3.00
NOW account/Interest bearing Checking	24,909	16.43	0.60	22,536	16.81	1.00
Money market accounts	27,569	18.18	2.27	17,399	12.98	3.78
Total	81,778	53.94	1.36	67,109	50.06	2.24
Certificates of deposit accounts:						
IRA certificates	20,942	13.81	5.00	18,646	13.91	5.05
Step-rate certificates	0	0.00	0.00	1,724	1.29	5.16
Other certificates	48,885	32.25	3.63	46,571	34.74	5.69
Total certificates of deposit	69,827	46.06	4.04	66,941	49.94	5.50
Total deposits	$151,605	100.00%	2.59%	$134,050	100.00%	3.72%

The following table sets forth the amounts and maturities of our certificates of deposit as of June 30, 2002, for the maturity dates indicated:

	Certificate Of Deposit Maturities as of June 30, 2002 (In thousands)				
	June 30, 2003	June 30, 2004	June 30, 2005	After June 30, 2005	Total
2.01-4.00%	$30,899	$2,169	$543	$59	$33,670
4.01-6.00%	21,673	9,629	620	1,366	33,288
6.01-8.00%	1,756	514	421	178	2,869
Total	$54,328	$12,312	$1,584	$1,603	$69,827

The following table shows the amount of certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 2002:

Jumbo Certificates By Maturity

Maturity Period	Amount (In thousands)
3 months or less	$3,042
Over 3 to 6 months	1,851
Over 6 to 12 months	3,466
Over 12 months	3,293
Total	$11,652

The following table sets forth the net changes in deposit accounts for the periods indicated:

	Year Ended June 30,	
	2002	2001
	(Dollars in thousands)	
Opening balance	$134,050	$124,513
Deposits (Withdrawals), Net	13,373	4,575
Interest credited	4,182	4,962
Ending balance	$151,605	$134,050
Net increase	$17,555	$9,537
Percent increase	13.10%	7.66%
Weighted average cost of deposits during the period	3.23%	4.01%
Weighted average cost of deposits at end of period	2.59%	3.72%

Our depositors are primarily residents of the state of Montana. We have no brokered deposits.

Borrowings. Deposits are the primary source of funds for our lending and investment activities and for general business purposes. However, as the need arises, or in order to take advantage of funding opportunities, we also borrow funds in the form of advances from the Federal Home Loan Bank of Seattle to supplement our supply of lendable funds and to meet deposit withdrawal requirements.

The following table sets forth information concerning our borrowing from the Federal Home Loan Bank of Seattle at the end of, and during, the periods indicated:

	At or For the Year Ended June 30,	
	2002	2001
	(Dollars in thousands)	
Advances from Federal Home Loan Bank:		
Average balance	$10,331	$10,836
Maximum balance at any month-end	11,436	12,174
Balance at period end	9,344	11,444
Weighted average interest rate during the period	6.24%	6.24%
Weighted average interest rate at period end	6.20%	6.15%

Subsidiary Activity

We are permitted to invest in the capital stock of, or originate secured or unsecured loans to, subsidiary corporations. We do not have any subsidiaries, except for American Federal Savings Bank, the wholly owned subsidiary of Eagle Bancorp.

Personnel

As of June 30, 2002, we had 70 full-time employees and 3 part-time employees. The employees are not represented by a collective bargaining unit. We believe our relationship with our employees to be good.

REGULATION

Set forth below is a brief description of laws which relate to the regulation of American Federal and Eagle Bancorp. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulation of American Federal Savings Bank

General. As a federally chartered savings bank and a member of the FDIC's Savings Association Insurance Fund, American Federal Savings Bank is subject to extensive regulation by the Office of Thrift Supervision and the FDIC. Lending activities and other investments must comply with federal statutory and regulatory requirements. American Federal Savings Bank is also subject to reserve requirements of the Federal Reserve System. Federal regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the Savings Association Insurance Fund of the FDIC and depositors. This regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding the classification of assets and the establishment of adequate loan loss reserves.

The Office of Thrift Supervision regularly examines American Federal Savings Bank and prepares a report on its examination findings to American Federal's board of directors. American Federal's relationship with its depositors and borrowers is also regulated by federal law, especially in such matters as the ownership of savings accounts and the form and content of American Federal's mortgage documents.

American Federal Savings Bank must file reports with the Office of Thrift Supervision and the FDIC concerning its activities and financial condition, and must obtain regulatory approvals prior to entering into transactions such as mergers with or acquisitions of other financial institutions. Any change in such regulations, whether by the Office of Thrift Supervision, the FDIC or the United States Congress, could have a material adverse impact on Eagle and American Federal, and their operations.

Insurance of Deposit Accounts. The deposit accounts held by American Federal Savings Bank are insured by the Savings Association Insurance Fund of the FDIC to a maximum of $100,000 as permitted by law. Insurance on deposits may be terminated by the FDIC it if finds an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the institution's primary regulator.

Regulatory Capital Requirements. Office of Thrift Supervision (OTS) capital regulations require savings institutions to meet three capital standards. The standards for capital adequacy are tangible capital equal to 1.5% of adjusted total assets, core capital (leverage ratio) equal to at least 4% of total adjusted assets, and risk-based capital equal to 8% of total risk-weighted assets. In order to be deemed "Well Capitalized", OTS rules require a leverage ratio of at least 5%, a Tier 1 risk-based ratio of at least 6%, and a total risk-based ratio of at least 10%. American Federal's capital ratios at June 30, 2002 are set forth below.

	Actual		For Capital Adequacy Purposes	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
Tangible	$20,060	10.96%	$2,744	1.5%
Leverage	20,060	10.96	7,318	4.0
Tier 1 risk-based	20,060	19.03	4,217	4.0
Total risk-based	20,736	19.67	8,434	8.0

Tangible capital is defined as core capital less all intangible assets, less mortgage servicing rights and less investments. Core capital is defined as common stockholders' equity, noncumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, nonwithdrawable accounts and pledged deposits of mutual savings associations and qualifying supervisory goodwill, less nonqualifying intangible assets, mortgage servicing rights and investments.

The risk-based capital standard for savings institutions requires the maintenance of total risk-based capital of 8% of risk-weighted assets. Risk-based capital is comprised of core and supplementary capital. The components of supplementary capital include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, intermediate-term preferred stock, and the portion of the allowance for loan losses not designated for specific loan losses. The portion of the allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, supplementary capital is limited to 100% of core capital. A savings association must calculate its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors as determined by the Office of Thrift Supervision, which range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and other assets.

Office of Thrift Supervision rules require a deduction from capital for institutions which have unacceptable levels of interest rate risk. The Office of Thrift Supervision calculates the sensitivity of an institution's net portfolio value based on data submitted by the institution in a schedule to its quarterly Thrift Financial Report and using the interest rate risk measurement model adopted by the Office of Thrift Supervision. The amount of the interest rate risk component, if any, is deducted from an institution's total capital in order to determine if it meets its risk-based capital requirement. Federal savings institutions with less than $300 million in assets and a risk-based capital ratio above 12% are exempt from filing the interest rate risk schedule. However, the Office of Thrift Supervision may require any exempt institution to file such schedule on a quarterly basis and may be subject to an additional capital requirement based on its level of interest rate risk as compared to its peers.

Dividend and Other Capital Distribution Limitations. The Office of Thrift Supervision imposes various restrictions or requirements on the ability of savings institutions to make capital distributions, including dividend payments.

Office of Thrift Supervision regulations impose limitations on all capital distributions by savings institutions, such as cash dividends, payment to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger, and other distributions charged against capital. The rule establishes three tiers of institutions based primarily on an institution's capital level. An institution that exceeds all capital requirements before and after a proposed capital distribution and has not been advised by the Office of Thrift Supervision that it is in need of more than the normal supervision has the greatest amount of flexibility for determining dividends. Such institutions can, after prior notice but without the approval of the Office of Thrift Supervision, make capital distributions during a calendar year. These distributions can be equal to the greater of 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its excess capital divided by its fully phased-in capital requirements at the beginning of the calendar year. At the institution's discretion, dividends can also be 75% of its net income over the most recent four-quarter period. Any additional capital distributions require prior regulatory notice. As of June 30, 2002, American Federal Savings Bank had this level of flexibility with respect to dividends.

Qualified Thrift Lender Test. Federal savings institutions must meet a qualified thrift lender test or they become subject to operating restrictions. Until recently, the chief restriction was the elimination of borrowing rights from the Federal Home Loan Bank. However, with passage of the Gramm-Leach-Bliley Financial Modernization Act of 1999 by Congress, the failure to maintain qualified thrift lender status will not affect borrowing rights with the Federal Home Loan Bank. Notwithstanding these changes, American Federal Savings Bank anticipates that it will maintain an appropriate level of investments consisting primarily of residential mortgages, mortgage-backed securities and other mortgage-related investment, and otherwise qualify as a qualified thrift lender. The required percentage of these mortgage-related investments is 65% of portfolio assets. Portfolio assets are all assets minus intangible assets, property used by the institution in conducting its business and liquid assets equal to 10% of total assets. Compliance with the qualified thrift lender test is determined on a monthly basis in nine out of every twelve months.

Transactions With Affiliates. Generally, federal banking law requires that transactions between a savings institution or its subsidiaries and its affiliates must be on terms as favorable to the savings institution as comparable transactions with non-affiliates. In addition, some transactions can be restricted to an aggregate percentage of the savings institution's capital. Collateral in specified amounts must usually be provided by affiliates in order to receive loans from the savings institution. In addition, a savings institution may not extend credit to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of any affiliate that is not a subsidiary. The Office of Thrift Supervision has the discretion to treat subsidiaries of a savings institution as affiliates on a case-by-case basis.

Liquidity Requirements. The bank is required to maintain minimum levels of liquid assets as defined by the Office of Thrift Supervision regulations. The OTS recently eliminated the statutory requirement based upon a percentage of deposits and short-term borrowings. The OTS states that the liquidity requirement is retained for safety and soundness purposes, and that appropriate levels of liquidity will depend upon the types of activities in which the bank engages.

Federal Home Loan Bank System. We are a member of the Federal Home Loan Bank of Seattle, which is one of 12 regional Federal Home Loan Banks. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by financial institutions and proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members pursuant to policies and procedures established by the board of directors of the Federal Home Loan Bank.

As a member, we are required to purchase and maintain stock in the Federal Home Loan Bank of Seattle in an amount equal to at least 1% of our aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year, or 5% of our outstanding advances, whichever is larger. We are in compliance with this requirement. The Federal Home Loan Bank imposes various limitations on advances such as limiting the amount of real estate related collateral to 30% of a member's capital and limiting total advances to a member. As a federal savings bank, we were mandatory members of the Federal Home Loan Bank of Seattle. Under the recently enacted Gramm-Leach-Bliley Financial Modernization Act of 1999, we are now voluntary members of the federal Home Loan Bank of Seattle. We could withdraw or significantly reduce our required stock ownership in the Federal Home Loan Bank of Seattle.

Federal Reserve System. The Federal Reserve System requires all depository institutions to maintain noninterest-bearing reserves at specified levels against their checking, NOW and Super NOW checking accounts and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve System may be used to satisfy the Office of Thrift Supervision liquidity requirements.

Savings institutions have authority to borrow from the Federal Reserve System "discount window," but Federal Reserve System policy generally requires savings institutions to exhaust all other sources before borrowing from the Federal Reserve System.

Regulation of Eagle Bancorp

General. Eagle Bancorp, as a federal stock corporation in a mutual holding company structure, is deemed a federal mutual holding company within the meaning of Section 10(o) of the Home Owners Loan act ("HOLA"). Eagle is registered and files reports with the Office of Thrift Supervision and is subject to regulation and examination by the Office of Thrift Supervision. In addition, the Office of Thrift Supervision has enforcement authority over Eagle and any nonsavings institution subsidiary of Eagle. The Office of Thrift Supervision can restrict or prohibit activities that it determines to be a serious risk to us. This regulation is intended primarily for the protection of our depositors and not for the benefit of stockholders of Eagle.

Federal Taxation

Savings institutions are subject to the Internal Revenue Code of 1986, as amended, in the same general manner as other corporations. Prior to changes to the Internal Revenue Code in 1996, thrift institutions enjoyed a tax advantage over banks with respect to determining additions to its bad debt reserves.

The Internal Revenue Code was revised in August 1996 to equalize the taxation of thrift institutions and banks, effective for taxable years beginning after 1995. All thrift institutions are now subject to the same provisions as banks with respect to deductions for bad debt. Now only thrift institutions that are treated as small banks under the Internal Revenue Code may continue to account for bad debts under the reserve method; however such institutions may only use the experience method for determining additions to their bad debt reserve. Thrift institutions that are not treated as small banks may no longer use the reserve method to account for their bad debts but must now use the specific charge-off method.

The revisions to the Internal Revenue Code in 1996 also provided that all thrift institutions must generally recapture any "applicable excess reserves" into their taxable income, over a six year period beginning in 1996; however, such recapture may be delayed up to two years if a thrift institution meets a residential-lending test. Generally, a thrift institution's applicable excess reserves equals the excess of the balance of its bad debt reserves as of the close of its taxable year beginning before January 1, 1996, over the balance of such reserves as of the close of its last taxable year beginning before January 1, 1988. These are known as pre-1988 reserves. American Federal Savings Bank will be required to recapture $105,000 of remaining applicable excess reserve as of June 30, 2002.

In addition, all thrift institutions must continue to keep track of their pre-1988 reserves because this amount remains subject to recapture in the future under the Internal Revenue Code. A thrift institution such as American Federal, would generally be required to recapture into its taxable income its pre-1988 reserves in the case of excess distributions, and redemptions of American Federal's stock and in the case of a reduction in American Federal's outstanding loans when comparing loans currently outstanding to loans outstanding at the end of the base year. For taxable years after 1995, American Federal Savings Bank will continue to account for its bad debts under the reserve method. The balance of American Federal's pre-1988 reserves equaled $915,000.

Eagle may exclude from its income 100% of dividends received from American Federal Savings Bank as a member of the same affiliated group of corporations. A 70% dividends received deduction generally applies with respect to dividends received from corporations that are not members of such affiliated group.

American Federal's federal income tax returns for the last five tax years have not been audited by the IRS.

State Taxation

American Federal Savings Bank files Montana tax returns. For Montana tax purposes, savings institutions are presently taxed at a rate equal to 6.75% of taxable income which is calculated based on federal taxable income, subject to adjustments (including the addition of interest income on state and municipal obligations).

American Federal's state tax returns have not been audited for the past five years by the state of Montana.

Item 2. Description of business properties.

American Federal Savings Bank's executive office is located at 1400 Prospect Avenue in Helena, Montana. American Federal Savings Bank conducts its business through five offices, which are located in Helena, Bozeman, Butte, and Townsend, Montana. All of its offices are owned. Its principal banking office in Helena also serves as its executive headquarters and operations center. This office houses over 50% of American Federal Savings Bank's full-time employees. The following table sets forth the location of each of American Federal's offices, the year the office was opened, and the net book value including land, buildings, computer software and its related equipment and furniture. The square footage at each location is also shown.

Location	Address	Opened	Net Book Value At June 30, 2002	Square Footage
Helena Main Office	1400 Prospect Ave. Helena, MT 59601	1997	$4,788,144	32,304
Helena Downtown Satellite Branch	28 Neill Ave. Helena, MT 59601	1987	$351,678	1,391
Butte Office	3401 Harrison Ave. Butte, MT 59701	1979	$574,497	3,890
Bozeman Office	606 North Seventh Bozeman, MT 59715	1980	$543,328	5,886
Townsend Office	416 Broadway Townsend, MT 59644	1979	$31,162	1,973

As of June 30, 2002, the net book value of land, buildings, furniture, and equipment owned by American Federal, less accumulated depreciation, totaled $6.3 million.

Item 3. Legal proceedings.

American Federal, from time to time, is a party to routine litigation, which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which American Federal Savings Bank holds security interests, claims involving the making and servicing of real property loans, and other issues incident to the business of American Federal. There were no lawsuits pending or known to be contemplated against American Federal Savings Bank at June 30, 2002.

Item 4. Submission of matters to a vote of security holders.

No matters were submitted to a vote of security holders in the fourth quarter of the fiscal year ended June 30, 2002.

PART II

Item 5. Market for common equity and related stockholder matters.

The common stock is traded on the OTC Bulletin Board under the symbol "EBMT." At the close of business on June 30, 2002, there were 1,208,172 shares of common stock outstanding, held by approximately 600 shareholders of record. Eagle Financial MHC, Eagle's mutual holding company, held 648,493 shares of the outstanding common stock.

The high bid and asked prices noted below for the four quarters of fiscal 2001 and the four quarters of the current fiscal year were obtained from the OTC Bulletin Board. The quotations reflect interdealer prices without retail markup, markdown or commission, and may not represent actual transactions.

	High Bid	Low Bid
Fourth quarter 2002	$20.50	$17.75
Third quarter 2002	$20.00	$15.50
Second quarter 2002	$16.50	$15.25
First quarter 2002	$16.00	$11.75
Fourth quarter 2001	$13.75	$10.30
Third quarter 2001	$12.77	$10.75
Second quarter 2001	$11.00	$9.88
First quarter 2001	$12.00	$8.63

The closing price of the common stock on June 30, 2002, was $20.00. The company had paid four quarterly dividends during the year, all in the amount of $0.10 per share. Eagle Financial MHC waived receipt of its dividends during the year.

Item 6. Management's discussion and analysis.

Note Regarding Forward-Looking Statements

This report contains certain "forward-looking statements." Eagle desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all such forward-looking statements. These forward-looking statements, which are included in Management's Discussion and Analysis, describe future plans or strategies and include Eagle's expectations of future financial results. The words "believe", "expect", "anticipate", "estimate", "project", and similar expressions identify forward-looking statements. Eagle's ability to predict results or the effect of future plans or strategies or qualitative or quantitative changes based on market risk is inherently uncertain. Factors which could affect actual results but are not limited to include (i) change in general market interest rates, (ii) general economic conditions, (iii) local economic conditions, (iv) legislative/regulatory changes, (v) monetary and fiscal policies of the U.S. Treasury and Federal Reserve, (vi) changes in the quality or composition of Eagle's loan and investment portfolios, (vii) demand for loan products, (viii) deposit flows, (ix) competition, and (x) demand for financial services in Eagle's markets. These factors should be considered in evaluating the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates.

General

Eagle Bancorp's subsidiary, American Federal Savings Bank, operates as a community savings bank. It raises money by offering FDIC-insured deposit products and lending this money, primarily for the purpose of home financing. As of June 30, 2002, 57.70% of its total loans were residential mortgage loans with fixed rates and 5.20% were residential mortgage loans with adjustable rates. Total first lien mortgage loans at June 30, 2002, were $79.34 million or 74.54% of the total loan portfolio. Other loan products include home equity loans, consumer and commercial loans. These loans totaled $27.10 million or 25.46% of the total loan portfolio.

The consolidated financial condition and operating results of Eagle are primarily dependent on its wholly owned subsidiary, American Federal Savings Bank. All references to the Company prior to April 4, 2000, except where otherwise indicated, are to the Bank.

Analysis of Net Interest Income

The Bank's earnings have historically depended primarily upon net interest income, which is the difference between interest income earned on loans and investments and interest paid on deposits and any borrowed funds. It is the single largest component of Eagle's operating income. Net interest income is affected by (i) the difference between rates of interest earned on loans and investments and rates paid on interest-bearing deposits and borrowings (the "interest rate spread") and (ii) the relative amounts of loans and investments and interest-bearing deposits and borrowings.

The following table presents the average balances of and the interest and dividends earned or paid on each major class of loans and investments and interest-bearing deposits and borrowings. Nonaccruing loans are included in balances for all periods. Average balances are daily average balances. The yields and costs include fees, which are considered adjustments to yields.

	For the Years Ended June 30,					
	2002			2001		
	(Dollars in thousands)					
	Average Daily Balance	Interest And Dividends	Yield/ Rate	Average Daily Balance	Interest and Dividends	Yield/ Rate
Assets:						
Interest-earning assets:						
Federal Home Loan Bank Stock	$1,526	$99	6.49%	$1,428	$94	6.58%
Loans receivable, net	114,919	8,987	7.82	114,197	9,207	8.06
Investment securities	38,443	1,904	4.95	28,367	1,751	6.17
Interest-bearing deposits with banks	8,049	178	2.21	2,206	117	5.30
Total interest-earning assets	162,937	11,168	6.85	146,198	11,169	7.64
Noninterest-earning assets	13,608			13,824		
Total assets	$176,545			$160,022		
Liabilities and Equity:						
Interest-bearing liabilities:						
Deposit accounts:						
Money market	$23,513	$651	2.77	$15,209	$602	3.96
Passbooks	21,481	457	2.13	20,426	615	3.01
Checking	24,050	192	0.80	22,710	250	1.10
Certificates of deposit	67,070	3,103	4.63	63,435	3,650	5.75
Advances from Federal Home Loan Bank	10,331	645	6.24	10,836	676	6.24
Total interest-bearing liabilities	146,445	5,048	3.45	132,616	5,793	4.37
Other noninterest-bearing liabilities	2,364			2,175		
Noninterest checking	6,860			5,948		
Total liabilities	155,669			140,739		
Total equity	20,876			19,283		
Total liabilities and equity	$176,545			$160,022		
Net interest income/interest rate spread[1]		$6,120	3.40%		$5,376	3.27%
Net interest margin[2]			3.76%			3.68%
Total interest-earning assets to interest-bearing liabilities			111.26%			110.24%

(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(2) Net interest margin represents income before the provision for loan losses divided by average interest-earning assets.

Rate/Volume Analysis

The following table sets forth information regarding changes in interest income and interest expense for the periods indicated. For each category of our loans and investments and our interest-bearing deposits and borrowings, information is provided on changes attributable to change in volume (change in volume multiplied by the old rate). The table also provides information on change in rate (changes in rate multiplied by old volume). The combined effects of changes in rate and volume have been allocated proportionately to the change due to rate and the change due to volume.

	For the Year Ended June 30, Increase (Decrease) (Dollars in thousands)					
	2002 vs. 2001			2001 vs. 2000		
	Volume	Due to Rate	Net	Volume	Due to Rate	Net
Interest earning assets:						
Loans receivable, net	$57	($277)	($220)	$902	$83	$985
Investment securities	543	(390)	153	(100)	27	(73)
Interest-bearing deposits with banks	162	(101)	61	56	(1)	55
Other earning assets	6	(1)	5	6	(4)	2
Total interest earning assets	768	(769)	(1)	864	105	969
Interest-bearing liabilities:						
Passbook, money market and checking accounts	240	(407)	(167)	(20)	(31)	(51)
Certificates of deposit	199	(746)	(547)	299	353	652
Borrowings	(31)	0	(31)	47	(20)	27
Total interest-bearing liabilities	408	(1,153)	(745)	326	302	628
Change in net interest income	$360	$384	$744	$538	($197)	$341

Interest Rate Risk Analysis

Interest Rate Risk Analysis. In addition to the asset/liability committee, the board of directors reviews our asset and liability policies. The board of directors reviews interest rate risk and interest rate trends quarterly, as well as liquidity and capital ratio requirements. Management administers the policies and determinations of the board of directors with respect to our asset and liability goals and strategies. Our asset and liability policy and strategies are expected to continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Financial Condition

Total assets increased by $17.46 million, or 10.45%, to $184.58 million at June 30, 2002 from $167.12 million at June 30, 2001. Total liabilities increased by $15.46 million, or 10.49%, to $162.88 million at June 30, 2002, from $147.42 million at June 30, 2001. The growth reflects the influx of deposits during the past year.

Increased liquidity was a constant theme throughout the year ended June 30, 2002. The growth in assets was mainly in the available-for-sale (AFS) investment portfolio, which increased $28.55 million, or 132.18%, to $50.15 million at June 30, 2002 from $21.60 million at June 30, 2001. The residential mortgage loan portfolio experienced higher than normal prepayments throughout the year. This, in conjunction with increased loan sales and large deposit inflows, contributed to increased levels of cash, which was in turn invested in the AFS portfolio. Interest-bearing deposits with banks also experienced a significant increase, to $7.79 million at June 30, 2002 from $4.93 million at June 30, 2001. The loan portfolio decreased $9.36 million, or 8.14% to $105.62 million at June 30, 2002 from $114.98 million at June 30, 2001. The largest component of the decrease was the residential mortgage loan portfolio, which declined $9.00 million from the previous year-end due to the heavy prepayment and refinancing activity during the year. Investment securities held-to-maturity (HTM) declined to $3.88 million at June 30, 2002 from $6.57 million at June 30, 2001. The majority of new investment securities purchased are placed in the AFS portfolio. This, combined with maturities and principal payments on securities, contribute to the shift from the HTM portfolio to the AFS portfolio.

The growth in liabilities was primarily attributable to the growth in deposits. Interest-bearing deposits increased to $144.77 million at June 30, 2002 from $127.56 million at June 30, 2001, an increase of $17.21 million, or 13.49%. This increase was the result of increases in all deposit categories. The most significant increase was in money market accounts, which increased to $27.57 million from $17.40 million, an increase of $10.17 million, or 58.45%. These increases were the result of a shift in consumers' funds to insured, short-term accounts from the volatile stock market and due to uncertain economic conditions. This has occurred at financial institutions across the country. Advances from the Federal Home Loan Bank declined to $9.34 million at year-end 2002 from $11.44 million at year-end 2001, a decrease of $2.10 million. This decrease was the result of a $2 million advance maturing during the year.

Total shareholders' equity was $21.70 million at June 30, 2002, an increase of $2.00 million. This increase was primarily attributable to the net income for the year and the increase in accumulated other comprehensive income that resulted from unrealized gains on securities available-for sale.

Comparison of Operating Results for the Years Ending June 30, 2002 and 2001

Net Income. Eagle's net income was $1.96 million and $1.22 million for the years ended June 30, 2002 and 2001, respectively. This increase of $740,000, or 60.66%, was primarily due to increases in net interest income (before provision for loan losses) of $740,000 and noninterest income of $680,000, partially offset by increases in noninterest expense of $260,000 and income tax expense of $420,000. Basic earnings per share for the year ended June 30, 2002 were $1.68, compared to $1.04 for the year ended June 30, 2001. Diluted earnings per share were $1.65 and $1.03 for 2002 and 2001, respectively.

Net Interest Income. Net interest income (before provision for loan losses) increased to $6.12 million for the year ended June 30, 2002, from $5.38 million for the previous year. This increase of $740,000, or 13.75%, was the result of a decrease in interest expense of $740,000. Interest income was $11.17 million for both years.

Interest and Dividend Income. Total interest and dividend income was $11.17 million for the year ended June 30, 2002, which equaled the $11.17 million earned for the year ended June 30, 2001, representing no change. Interest and fees on loans decreased to $8.99 million for 2002 from $9.21 million for 2001. This decrease of $220,000, or 2.39%, was due primarily to a decrease in the average rate on loans receivable for the year ended June 30, 2002. The average interest rate earned on loans receivable decreased by 24 basis points, to 7.82% from 8.06%. Average balances for loans receivable, net, for the year ended June 30, 2002 were $114.92 million, compared to $114.20 million for the previous year. This represents an increase of $0.72 million, or 0.63%. However, at year-end 2002, some loan categories had shown decreases from the prior year-end. Total loans receivable, net, at year-end 2002 were $105.62 million, compared to $114.98 million at year-end 2001. This decrease of $9.36 million, or 8.14% was due primarily to a decrease of $9 million in the residential mortgage portfolio. The other loan categories showed small increases or decreases. Interest and dividends on investment securities available-for-sale (AFS) increased to $1.61 million for the year ended June 30, 2002 from $1.21 million for year ended June 30, 2001, an increase of $400,000, or 33.06%. This increase was the result of increased balances in the AFS portfolio during the year. Interest earned from deposits at other banks increased to $178,000 for the year ended June 30, 2002 from $117,000 for the year ended June 30, 2001. Higher average balances in these accounts resulted from increased loan sale activity and greater loan refinancing. These increases were partially offset by a decrease in interest and dividends on investments held-to-maturity (HTM) of $243,000, to $299,000 in 2002 compared to $542,000 in 2001. Lower balances in the HTM category contributed to the decrease.

Interest Expense. Total interest expense decreased to $5.05 million for the year ended June 30, 2002 from $5.79 million for the year ended June 30, 2001, a decrease of $740,000, or 12.78%. Interest on deposits decreased to $4.40 million for the year ended June 30, 2002 from $5.11 million for the year ended June 30, 2001. This decrease of $710,000, or 13.89%, was the result of a decrease on average rates paid despite an increase in balances on deposit accounts. The average cost of deposits dropped 78 basis points, to 3.23% in 2002 from 4.01% in 2001. The decline in interest rates during the year contributed to the decrease in the cost of deposits, as the Company lowered rates on all deposit products during the year. Money market accounts and certificates of deposit showed the largest increase in balances, as well as the largest declines in average rates paid. The average balance of money market accounts increased to $23.51 million for the year ended June 30, 2002, compared to $15.21 million for the year ended June 30, 2001. The average rate paid on money market accounts declined to 2.77% in 2002 from 3.96% in 2001. Average balances on certificates of deposit increased to $67.07 million in 2002 from $63.44 million in 2001. The average rate paid on certificates of deposit declined to 4.63% from 5.75%. A decrease in the average balance of borrowings from the Federal Home Loan Bank resulted in a decrease in interest paid on borrowings to $645,000 for the year ended June 30, 2002 from $677,000 for the year ended June 30, 2001.

Provision for Loan Losses. Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level considered adequate by American Federal Savings Bank to provide for probable loan losses based on prior loss experience, volume and type of lending conducted by American Federal, available peer group information, and past due loans in portfolio. The Bank's policies require the review of assets on a quarterly basis. The Bank classifies loans as well as other assets if warranted. While the Bank believes it uses the best information available to make a determination with respect to the allowance for loan losses, it recognizes that future adjustments may be necessary. No provision was made for loan losses for either year ended June 30, 2002 or June 30, 2001. This is a reflection of the continued strong asset quality of the Bank's loan portfolio, as non-performing loan ratios continue to be low. Total classified assets increased to $1.66 million at June 30, 2002 from $1.50 million at June 30, 2001. Total non-performing loans as a percentage of the total loan portfolio was 0.70%. The Bank currently has no foreclosed real estate.

Noninterest Income. Total noninterest income increased to $2.33 million for the year ended June 30, 2002, from $1.65 million for the year ended June 30, 2001, an increase of $680,000 or 41.21%. This change was the result of an increase in net gains on sale of loans to $1.11 million for the year ended June 30, 2002 from $420,000 for the year ended June 30, 2001, an increase of $690,000 or 164.29%. This increase was attributable to a record year of mortgage loan originations for the year ended June 30, 2002. Loan originations increased significantly due to the decline in interest rates during the period, which in turn contributed to an increase in the amount of loans prepaid for refinancing purposes. Other increases during the period were mortgage loan servicing fees of $12,000 and net gain on sale of available-for-sale securities of $12,000. Mortgage loan servicing fees increased due primarily to the higher balance of the Company's servicing portfolio. The securities gains were slightly higher due to the decline in interest rates that led to higher market values of the securities. Demand deposit service charges and "other" noninterest income showed minor decreases from the previous year.

Noninterest Expense. Noninterest expense increased by $260,000, or 5.02% to $5.44 million for the year ended June 30, 2002 from $5.18 million for the year ended June 30, 2001. This increase was primarily due to an increase in salaries and employee benefits to $2.97 million for the year ended June 30, 2002 from $2.80 million for the year ended June 30, 2001, an increase of $165,000 or 5.89%. The increase in salaries and benefits was due to normal merit raises and increased retirement plan contribution expense. The management retention stock plan also contributed to the increase. Amortization of mortgage servicing fees increased by $152,000 to $324,000 in the year ended June 30, 2002 from $172,000 in the previous year. The increase in amortization of mortgage servicing rights was attributable to the increased refinancing activity due to the decline in interest rates. As loans prepay at faster rates, servicing assets are written off at faster rates as well. Other increases in noninterest expenses were "other" noninterest expense of $59,000 and data processing expense of $26,000. Other noninterest expense increased due to higher loan expenses, travel expenses, and equipment repair costs. Data processing expense increased due to increased maintenance costs. These increases were partially offset by decreases of $52,000 in advertising expense, $41,000 in furniture and equipment depreciation, $20,000 in legal and accounting fees, and $13,000 in ATM processing expenses. Record activity in loan originations and large deposit inflows led to a decreased need for product advertising. Legal and accounting fees declined as expected, as the previous year was the first full year of being a public company. Lower costs passed on by the Bank's ATM processor led to lower processing expense for ATM and debit cards.

Income Tax Expense. Eagles' income tax expense was $1.04 million for the year ended June 30, 2002, compared to $625,000 for the year ended June 30, 2001. The effective tax rate for the year ended June 30, 2002 was 34.77% as opposed to 33.85% for the year ended June 30, 2001.

Liquidity and Capital Resources

The Company's subsidiary, American Federal Savings Bank, is required to maintain minimum levels of liquid assets as defined by the Office of Thrift Supervision (OTS) regulations. The OTS has eliminated the statutory requirement based upon a percentage of deposits and short-term borrowings. The OTS states that the liquidity requirement is retained for safety and soundness purposes, and that appropriate levels of liquidity will depend upon the types of activities in which the company engages. For internal reporting purposes, the Bank uses the previous regulatory definitions of liquidity. The Bank's average liquidity ratio was 22.17% and 14.98% for the months ended June 30, 2002 and 2001, respectively. The Bank's liquidity increased due to an increase in interest bearing deposits with banks and investments available-for-sale for the year ended June 30, 2002.

The Bank's primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investments, funds provided from operations, and advances from the Federal Home Loan Bank of Seattle. Scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are generally predictable. However, other sources of funds, such as deposit flows and loan prepayments, can be greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses liquidity resources principally to fund existing and future loan commitments. It also uses them to fund maturing certificates of deposit, demand deposit withdrawals and to invest in other loans and investments, maintain liquidity, and meet operating expenses.

Net cash provided by the Company's operating activities, which is primarily comprised of cash transactions affecting net income was $4.30 million for the year ended June 30, 2002 and $(325,000) for the year ended June 30, 2001. The change was primarily a result of a decrease in the amount of loans held for sale.

Net cash used in the Company's investing activities, which is primarily comprised of cash transactions from the investment securities and mortgage-backed securities portfolios and the loan portfolio, was $17.26 million for the year ended June 30, 2002, and $6.68 million for the year ended June 30, 2001. The increase in cash used was primarily due to an increase in investment securities available-for-sale of $36.94 million. This was partially offset by proceeds from maturities and principal repayments of investment securities (net of purchases) and the decrease in loans receivable of $8.73 million.

Net cash provided by the Company's financing activities, which is primarily cash transactions from net increases in deposits and net Federal Home Loan Bank advances, totaled $15.23 million for the year ended June 30, 2002, and $11.88 million for the year ended June 30, 2001. This increase in cash provided was the result of the large increase in deposit accounts compared to the previous year, offset by a decrease in FHLB advances.

Liquidity may be adversely affected by unexpected deposit outflows, higher interest rates paid by competitors, and similar matters. Management monitors projected liquidity needs and determines the level desirable based in part on our commitments to make loans and management's assessment of our ability to generate funds.

At March 31, 2002 (the most recent report available), the Bank's measure of sensitivity to interest rate movements, as measured by the OTS, improved slightly from the previous quarter. It has also improved since the previous year's report. The market value of the Bank's capital position has also improved from the previous quarter and year. The Bank is well within the guidelines set forth by the Board of Directors for interest rate sensitivity.

As of June 30, 2002, the Bank's regulatory capital was in excess of all applicable regulatory requirements. At June 30, 2002, the Bank's tangible, core, and risk-based capital ratios amounted to 11.0%, 11.0%, and 19.7%, respectively, compared to regulatory requirements of 1.5%, 4.0% and 8.0%, respectively.

Impact of Inflation and Changing Prices

Our financial statements and the accompanying notes, which are found it Item 7, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. Interest rates have a greater impact on our performance than do the general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations". This statement is effective for all business combinations initiated after June 30, 2001. The FASB also issued SFAS No. 142 "Goodwill and Other Intangible Assets" which is effective for all fiscal years beginning after December 15, 2001. As such, management believes these pronouncements do not have an affect on the consolidated financial position and results of operations as of June 30, 2002 and for the year then ended.

In October 2001, the FASB issued Statement 144, "Accounting for the Impairment of Disposal of Long Lived Assets", which is effective for fiscal years beginning after December 15, 2001. This statement supercedes FASB Statement 121. Impairment of goodwill is not included in the scope of Statement 144 and will be treated in accordance with the accounting standards established in Statement 142. Management does not expect adoption to have a material impact on the consolidated financial statements of the Company.

Item 7. Financial Statements.

Eagle Bancorp's audited financial statements, notes thereto, and auditor's reports are found immediately following Part III of this report.

Item 8. Changes in and disagreements with accountants on accounting and financial disclosure.

None to report.

PART III

The information required by Items 9, 10, 11 and 12 of this part is presented in the proxy statement issued by the Board of Directors in connection with the annual meeting of stockholders to be held October 17, 2002, which is hereby incorporated by reference into this annual report.

Item 13. Exhibits List and Reports on Form 8-K.

A. (1) The following documents are filed as part of this report: The audited Consolidated Statements of Financial Condition of Eagle Bancorp and subsidiary as of June 30, 2002, and June 30, 2001, and the related Consolidated Statements of Income, Consolidated Statements of Changes in Stockholder Equity, and Consolidated Statements of Cash Flows for the years then ended, together with the related notes and independent auditor's reports.

(2) Schedules omitted as they are not applicable.

B. Exhibits

*	2.1	Amended and Restated Plan of Mutual Holding Company Reorganization and Stock Issuance
*	3.1	Charter of Eagle Bancorp
*	3.2	Bylaws of Eagle Bancorp
*	4	Form of Stock Certificate of Eagle Bancorp
*	10.1	Employee Stock Ownership Plan and Trust
*	10.2	Employment Contract of Larry A. Dreyer
**	10.3	Stock Plan
	11	Computation of per share earnings (incorporated by reference to Note 3 to Notes To Consolidated Statements of Financial Condition dated June 30, 2001)
	21.1	Subsidiaries of Registrant (incorporated by reference to Part I, Subsidiary Activity)
	23.1	Consent of Anderson ZurMuehlen & Co., P.C.
	99	Consolidated Statements of Financial Condition
	99.1	Certification of Chief Executive Officer
	99.2	Certification of Chief Financial Officer

C. No reports on Form 8-K.

---

* Incorporated by reference to the identically number exhibit of the Registration Statement on Form SB-2 (File No. 333-93077) filed with the SEC on December 20, 1999.

** Incorporated by reference to the proxy statement for 2000 Annual Meeting filed with the SEC on September 19, 2000.

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CONTENTS

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& COMPANY

DISCOVERY BLOCK
828 GREAT NORTHERN BOULEVARD
P.O. BOX 1040 • HELENA, MONTANA 59624-1040
406•442•1040 FAX 406•442•1100

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Eagle Bancorp
Helena, Montana 59601

We have audited the accompanying consolidated statements of financial condition of Eagle Bancorp and subsidiary as of June 30, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eagle Bancorp and subsidiary as of June 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Anderson ZurMuehlen & Co., P.C.

Helena, Montana
July 16, 2002

ANDERSON ZURMUEHLEN & CO., P.C. • CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS
MEMBER: American Institute of Certified Public Accountants
WEBSITE: www.azworld.com

EAGLE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
June 30, 2002 and 2001

ASSETS	2002	2001
Cash and due from banks	$ 2,836,853	$ 3,427,038
Interest-bearing deposits with banks	7,786,136	4,925,000
Total cash and cash equivalents	10,622,989	8,352,038
Investment securities available-for-sale, at fair value	50,153,872	21,603,520
Investment securities held-to-maturity, fair value of $4,002,694 and $6,657,372 at June 2002 and 2001, respectively	3,875,124	6,570,794
Federal Home Loan Bank stock restricted, at cost	1,586,200	1,487,300
Mortgage loans held-for-sale	1,352,121	3,033,244
Loans receivable, net of deferred loan fees and allowance for loan losses	105,623,213	114,977,895
Accrued interest and dividends receivable	998,378	941,117
Mortgage servicing rights, net	1,588,318	1,315,819
Property and equipment, net	6,291,382	6,505,627
Cash surrender value of life insurance	2,244,453	2,140,524
Real estate acquired in settlement of loans, net of allowance for losses	-	-
Other assets	245,417	195,034
Total assets	$ 184,581,467	$ 167,122,912

The Notes to Financial Statements are an integral part of these statements.

LIABILITIES AND EQUITY	2002	2001
LIABILITIES		
Deposit accounts:		
Noninterest-bearing	$ 6,835,235	$ 6,486,306
Interest-bearing	144,769,504	127,564,024
Advances from Federal Home Loan Bank of Seattle	9,343,889	11,443,889
Accrued expenses and other liabilities	1,929,962	1,926,450
Total liabilities	162,878,590	147,420,669
EQUITY		
Preferred stock (no par value, 1,000,000 shares authorized; none issued or outstanding)	-	-
Common stock (par value $0.01 per share; 10,000,000 shares authorized; 1,223,572 shares issued; 1,208,172 and 1,203,572 shares outstanding at June 30, 2002 and 2001, respectively)	12,236	12,236
Additional paid-in capital	3,885,903	3,845,908
Unallocated common stock held by employee stock ownership plan (ESOP)	(276,048)	(312,848)
Treasury stock, at cost 15,400 and 20,000 shares at June 30, 2002 and 2001, respectively	(180,950)	(235,000)
Retained earnings	17,957,601	16,220,812
Accumulated other comprehensive income	304,135	171,135
Total equity	21,702,877	19,702,243
Total liabilities and equity	$ 184,581,467	$ 167,122,912

EAGLE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years Ended June 30, 2002 and 2001

	2002	2001
Interest and dividend income:		
Interest and fees on loans	$ 8,986,508	$ 9,206,705
Interest on deposits with banks	177,791	116,853
Federal Home Loan Bank of Seattle stock dividends	99,112	94,462
Interest and dividends on investment securities available-for-sale	1,605,583	1,208,968
Interest and dividends on investment securities held-to-maturity	298,552	542,205
Total interest and dividend income	11,167,546	11,169,193
Interest expense:		
Deposits	4,402,733	5,116,281
Federal Home Loan Bank of Seattle advances	644,715	676,519
Total interest expense	5,047,448	5,792,800
Net interest income	6,120,098	5,376,393
Loan loss provision	-	-
Net interest income after loan loss provision	6,120,098	5,376,393
Non-interest income:		
Demand deposit service charges	506,174	527,442
Net gain on sale of loans	1,111,239	418,106
Mortgage loan servicing fees	304,982	293,306
Net gain on sale of available-for-sale securities	16,629	4,755
Other	386,810	402,300
Total non-interest income	2,325,834	1,645,909

The Notes to Financial Statements are an integral part of these statements.

	2002	2001
Non-interest expenses:		
Salaries and employee benefits	2,967,475	2,801,999
Occupancy	475,348	478,192
Furniture and equipment depreciation	278,924	319,994
Data processing	207,902	182,112
Advertising	108,619	161,083
Amortization of mortgage servicing rights	324,071	172,481
Federal insurance premiums	24,722	24,441
Consulting	23,036	33,791
Postage	109,233	105,719
ATM processing	45,065	58,043
Legal, accounting, and examination fees	139,812	159,608
Other	738,055	679,405
Total non-interest expense	5,442,262	5,176,868
Income before provision for income taxes	3,003,670	1,845,434
Provision for income taxes	1,044,237	624,639
Net income	$ 1,959,433	$ 1,220,795
Basic earnings per common share	$ 1.68	$ 1.04
Diluted earnings per common share	$ 1.65	$ 1.03

EAGLE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended June 30, 2002 and 2001

	PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	UNALLOCATED ESOP SHARES	TREASURY STOCK	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
Balance, July 1, 2000	$ -	$ 12,236	$ 3,831,887	$ (349,648)	$ -	$ 15,158,415	$ (323,748)	$ 18,329,142
Net income	-	-	-	-	-	1,220,795	-	1,220,795
Other comprehensive income	-	-	-	-	-	-	494,883	494,883
Total comprehensive income	-	-	-	-	-	-	-	1,715,678
Dividends paid ($.28 per share)	-	-	-	-	-	(158,398)	-	(158,398)
Treasury stock purchased (20,000 shares at $11.75/shr)	-	-	-	-	(235,000)	-	-	(235,000)
ESOP shares allocated or committed to be released for allocation (4,600 shares)	-	-	14,021	36,800	-	-	-	50,821
Balance, June 30, 2001	-	12,236	3,845,908	(312,848)	(235,000)	16,220,812	171,135	19,702,243
Net income	-	-	-	-	-	1,959,433	-	1,959,433
Other comprehensive income	-	-	-	-	-	-	133,000	133,000
Total comprehensive income	-	-	-	-	-	-	-	2,092,433
Dividends paid ($.40 per share)	-	-	-	-	-	(222,644)	-	(222,644)
Restricted stock awards	-	-	(1,150)		54,050	-	-	52,900
ESOP shares allocated or committed to be released for allocation (4,600 shares)	-	-	41,145	36,800	-	-	-	77,945
Balance, June 30, 2002	$ -	$ 12,236	$ 3,885,903	$ (276,048)	$ (180,950)	$ 17,957,601	$ 304,135	$ 21,702,877

The Notes to Financial Statements are an integral part of these statements.

EAGLE BANCORP AND SUBSIDIARY
STATEMENTS OF CASH FLOWS
Years Ended June 30, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,959,433	$ 1,220,795
Adjustments to reconcile net income to net cash from operating activities:		
Provision for loan losses	-	-
Provision for mortgage servicing rights valuation losses	21,515	-
Depreciation	472,707	513,664
Net amortization of marketable securities premiums and discounts	200,563	15,312
Amortization of capitalized mortgage servicing rights	324,071	172,481
Gain on sale of real estate owned	-	(8,951)
Gain on sale of property and equipment	(950)	-
Gain on sale of loans	(1,111,239)	(418,106)
Net realized (gain) loss on sale of available-for-sale securities	(16,629)	(4,755)
Dividends reinvested	(174,408)	(94,300)
Increase in cash surrender value of life insurance	(103,929)	(99,551)
Restricted stock awards	52,900	-
Change in assets and liabilities:		
(Increase) decrease in assets:		
Accrued interest and dividends receivable	(57,261)	(108,913)
Loans held-for-sale	2,781,321	(1,724,063)
Other assets	(43,873)	75,644
Increase (decrease) in liabilities:		
Accrued expenses and other liabilities	27,506	96,763
Deferred compensation payable	28,587	23,104
Deferred income taxes payable	(57,737)	16,297
Net cash provided by (used in) operating activities	4,302,577	(324,579)

The Notes to Financial Statements are an integral part of these statements.

	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of securities:		
Investment securities held-to-maturity	(278,708)	(641,150)
Investment securities available-for-sale	(36,938,803)	(6,228,108)
Proceeds from maturities, calls and principal payments:		
Investment securities held-to-maturity	3,963,725	4,091,047
Investment securities available-for-sale	6,507,066	3,500,960
Proceeds from sales of investment securities available-for-sale	1,010,755	203,600
Net (increase) decrease in loans receivable, excludes transfers to real estate acquired in settlement of loans	8,730,090	(7,666,760)
Proceeds from sale of real estate acquired in the settlement of loans	-	116,232
Proceeds from sale of equipment	950	-
Purchase of property and equipment	(258,462)	(57,211)
Net cash used in investing activities	(17,263,387)	(6,681,390)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase in checking and savings accounts	17,554,405	9,512,644
Net increase (decrease) in FHLB advances	(2,100,000)	2,761,111
Payments to acquire treasury stock	-	(235,000)
Dividends paid	(222,644)	(158,398)
Net cash provided by financing activities	15,231,761	11,880,357
Net increase in cash and cash equivalents	2,270,951	4,874,388
CASH AND CASH EQUIVALENTS, beginning of year	8,352,038	3,477,650
CASH AND CASH EQUIVALENTS, end of year	$ 10,622,989	$ 8,352,038

NOTE 1. REPORTING ENTITY

Eagle Bancorp was organized in 2000 as the majority-owned subsidiary of Eagle Financial, MHC and the sole parent of American Federal Savings Bank (the Bank). Collectively, Eagle Bancorp and the Bank are referred to herein as "the Company".

The Bank is a federally chartered savings bank subject to the regulations of the Office of Thrift Supervision. The Bank is a member of the Federal Home Loan Bank System and its deposit accounts are insured to the applicable limits by the Federal Deposit Insurance Corporation ("FDIC").

The Bank is headquartered in Helena, Montana, and operates additional branches in Butte, Bozeman, and Townsend, Montana. The Bank's market area is concentrated in south central Montana, to which it primarily offers commercial, residential, and consumer loans. The Bank's principal business is accepting deposits and, together with funds generated from operations and borrowings, investing in various types of loans and securities.

The consolidated financial statements include the accounts of Eagle Bancorp, and the Bank. Intercompany transactions and balances are eliminated in consolidation.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management Estimates:
The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expense. Actual results could differ significantly from these estimates.

Significant estimates are necessary in determining the recorded value of the allowance for loan losses, mortgage servicing rights, and available-for-sale securities. Management believes the assumptions used in arriving at these estimates are appropriate.

Cash and Cash Equivalents:
For purposes of reporting cash flows, cash and cash equivalents include cash and deposits with correspondent banks.

The Company maintains cash balances at several banks. Accounts at each institution are insured by the FDIC up to $100,000. No account balances were held with correspondent banks that were in excess of FDIC insured levels.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Securities:
The Company designates debt and equity securities as held-to-maturity, available-for-sale, or trading.

Held-to-maturity – Debt investment securities that management has the positive intent and ability to hold until maturity are classified as held-to-maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the period remaining until maturity.

Available-for-sale – Investment securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, need for liquidity, and changes in the availability of and the yield of alternative investments, are classified as available-for-sale. These assets are carried at fair value. Unrealized gains and losses, net of tax, are reported as other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary are recognized by write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses.

Trading – No investment securities were designated as trading at June 30, 2002 and 2001.

Federal Home Loan Bank Stock:
The Company's investment in Federal Home Loan Bank (FHLB) stock is a restricted investment carried at cost ($100 per share par value), which approximates its fair value. As a member of the FHLB system, the Company is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding FHLB advances. The Company may request redemption at par value of any stock in excess of the amount it is required to hold. Stock redemptions are made at the discretion of the FHLB.

Mortgage Loans Held-for-Sale:
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value, determined in aggregate, plus the fair value of associated derivative financial instruments. Net unrealized losses, if any, are recognized in a valuation allowance by a charge to income.

Loans Receivable:
Loans receivable that management has the intent and ability to hold until maturity are reported at the outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

any deferred fees or costs on originated loans and unamortized premiums or unaccreted discounts on purchased loans. Loan origination fees, net of certain direct origination costs are deferred and amortized over the contractual life of the loan, as an adjustment of the yield, using the interest method.

Impaired Loans and Related Income:
A loan is considered impaired when management determines that it is probable that all contractual amounts of principal and interest will not be paid as scheduled in the loan agreement. These loans may include nonaccrual loans past due 90 days or more, loans restructured in the current year, and other loans that management considers to be impaired.

When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed and charged against interest income. Income on nonaccrual loans is then recognized only when the loan is brought current, or when, in the opinion of management, the borrower has demonstrated the ability to resume payments of principal and interest. Interest income on restructured loans is recognized pursuant to the terms of new loan agreements. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan, the observable fair market value of the loan, or the fair value of the loan's collateral.

Provision for Loan Losses:
The allowance for loan losses is increased by the provision for loan losses charged to operations and is decreased by loan charge-offs, net of recoveries. Management estimates the provision for loan losses by evaluating known and inherent risks in the loan portfolio. These factors include changes in the size and composition of the loan portfolio, actual loan loss experience, current economic conditions, detailed analysis of individual loans for which full collectibility may not be assured, determination of the existence and realizable value of the collateral, and guarantees securing the loans. The allowance is based upon market factors and trends which extend beyond the Company's control, and which may result in losses or recoveries differing significantly from those provided for in the financial statements.

A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with the foreclosures or in satisfaction of loans. In connection with the determination of the estimated losses on loans and foreclosed assets held-for-sale, management obtains independent appraisals for significant properties.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The majority of the Company's loan portfolio consists of consumer loans, commercial real estate loans and single-family residential loans secured by real estate in south central Montana. Real estate prices in this market have been stable. However, the ultimate collectibility of a substantial portion of the Company's loan portfolio may be susceptible to changes in local market conditions in the future.

Mortgage Servicing Rights:
The Company allocates its total cost in mortgage loans between mortgage servicing rights and loans, based upon their relative fair values, when loans are subsequently sold or securitized, with the servicing rights retained. Fair values are generally obtained through market survey data. Impairment of mortgage servicing rights is measured based upon the characteristics of the individual loans, including note rate, term, underlying collateral, current market conditions, and estimates of net servicing income. The Company accounts for its recorded value on a loan-by-loan basis and possible impairment of mortgage servicing rights on a portfolio basis.

Mortgage servicing rights are amortized in proportion to, and over the estimated period of, net servicing income, adjusted for actual loan prepayments.

Real Estate Owned:
Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the unpaid principal balance of the related loan or the fair market value of the real estate acquired less estimated selling costs. After foreclosure, management performs subsequent valuations, and the carrying value of a real estate owned property is adjusted by a charge to expense to reflect any subsequent declines in estimated fair value. Fair value estimates are based on recent appraisals and other available information. Routine holding costs are charged to expense as incurred, while significant improvements are capitalized. Gains and losses on sales of real estate owned are recognized upon disposition.

Property and Equipment:
Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the expected useful lives of the assets, ranging from 3 to 35 years. The costs of maintenance and repairs are expensed as incurred, while major expenditures for renewals and betterments are capitalized.

Income Taxes:
Income taxes are accounted for under the asset and liability method. Accordingly, deferred taxes are recognized for the estimated future tax effects attributable to "temporary differences" between the financial statement carrying amounts and the tax basis of existing assets and

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income tax expense in the period that includes the enactment date of the change.

A deferred tax liability is recognized for all temporary differences that will result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions, subject to reduction of the asset by a valuation allowance in certain circumstances. This valuation allowance is recognized if, based on an analysis of available evidence, management determines that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance is subject to ongoing adjustment based on changes in circumstances that affect management's judgement about the realizability of the deferred tax asset. Adjustments to increase or decrease the valuation allowance are charged or credited, respectively, to income tax expense.

Advertising Costs:
The Company expenses advertising costs as they are incurred. Advertising costs were $108,619 and $161,083 for the years ended June 30, 2002 and 2001, respectively.

Employee Stock Ownership Plan:
Compensation expense recognized for the Company's ESOP equals the fair value of shares that have been allocated or committed to be released for allocation to participants. Any difference between the fair value of the shares at the time and the ESOP's original acquisition cost is charged or credited to stockholders' equity (additional paid-in capital). The cost of ESOP shares that have not yet been allocated or committed to be released is deducted from stockholders' equity.

Earnings Per Share:
Basic earnings per share (EPS) is calculated by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is calculated by dividing net income by the weighted average number of common shares used to compute basic EPS plus the incremental amount of potential common stock determined by the treasury stock method. For purposes of computing EPS, outstanding common shares include all shares issued to the Mutual Holding Company but exclude ESOP shares that have not been allocated or committed to be released for allocation to participants.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments:
Effective July 1, 2000, the Company adopted FASB Statement No. 133 *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133). SFAS 133 requires that all derivative financial instruments that qualify for hedge accounting be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments used as cash flow hedges are recognized as a component of comprehensive income. The adoption of SFAS 133 did not have a material effect on the Company's primary financial statements, but did increase comprehensive income by $11,535 and $18,331 for the years ended June 30, 2002 and 2001, respectively, in the accompanying consolidated statements of changes in stockholders' equity.

The carrying value of the Company's financial instruments approximates fair value. The fair value of the Company's financial instruments is generally determined by a third party's valuation of the underlying asset.

Impact of Recently Issued Accounting Standards:
In July 2001, the Financial Accounting Standards Board (FASB) issued Statement 141, *Business Combinations*, and Statement 142, *Goodwill and Other Intangible Assets.* Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. However, goodwill recognized in connection with a branch acquisition will continue to be subject to provisions of Statement 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions.* Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* These new standards will not impact the Company's financial reporting.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In October of 2001, the FASB issued Statement 144, "*Accounting for the Impairment or Disposal of Long Lived Assets*", which is effective for fiscal years beginning after December 15, 2001. This statement supercedes FASB Statement 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.*" However, it retains the fundamental provisions of Statement 121 for the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Impairment of goodwill is not included in the scope of Statement 144 and will be treated in accordance with the accounting standards established in Statement 142. According to Statement 144, long-lived assets are to be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing or discontinued operations. The statement applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, "*Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*", for the disposal of segments of business. The provisions of Statement 144 are effective for fiscal years beginning after December 15, 2001. Management does not expect adoption of Statement 144 to have a material impact on the consolidated financial statements of the Company.

Reclassifications:
Certain items in the 2001 financial statements have been reclassified to conform to the presentation in the 2002 financial statements. These reclassifications have no effect on the Bank's previously reported financial position or results of operation.

NOTE 3. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30:

	2002	2001
Weighted average shares outstanding during the year on which basic earnings per share is calculated	1,168,669	1,173,771
Add: weighted average of stock incentive shares held in treasury	17,917	8,215
Average outstanding shares on which diluted earnings per share is calculated	1,186,586	1,181,986
Net income applicable to common stockholders	$ 1,959,433	$ 1,220,795
Basic earnings per share	$ 1.68	$ 1.04
Diluted earnings per share	$ 1.65	$ 1.03

NOTE 4. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as

NOTE 4. REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

defined) to risk-weighted assets (as defined). Management believes, as of June 30, 2002 and 2001, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Office of Thrift Supervision (OTS) (as of July 16, 2001) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum tangible, core, and risk-based ratios as set forth in the table below. Since the most recent notification from the OTS, the Bank's ratios have improved. As a result, management believes that the Bank would be considered well-capitalized by the OTS at June 30, 2002 and 2001, respectively.

The Bank's actual capital amounts (in thousands) and ratios are presented in the table below.

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		TO BE CONSIDERED WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
As of June 30, 2002:						
Tangible	$ 20,060	10.96%	$ 2,744	1.5%	N/A	N/A
Leverage	$ 20,060	10.96%	$ 7,318	4.0%	$ 9,148	5.0%
Tier 1 risk-based	$ 20,060	19.03%	$ 4,217	4.0%	$ 6,325	6.0%
Total risk-based	$ 20,736	19.67%	$ 8,434	8.0%	$ 10,542	10.0%
As of June 30, 2001:						
Tangible	$ 18,315	11.04%	$ 2,488	1.5%	N/A	N/A
Leverage	$ 18,315	11.04%	$ 6,635	4.0%	$ 8,293	5.0%
Tier 1 risk-based	$ 18,315	18.51%	$ 3,958	4.0%	$ 5,937	6.0%
Total risk-based	$ 18,975	19.18%	$ 7,916	8.0%	$ 9,895	10.0%

NOTE 4. REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

A reconciliation of the Bank's capital (in thousands) determined by generally accepted accounting principles to capital defined for regulatory purposes, is as follows:

	June 30, 2002	June 30, 2001
Capital determined by generally accepted accounting principles	$ 20,336	$ 18,467
Unrealized (gain) loss on securities available-for-sale	(272)	(134)
Unrealized loss on equity securities	8	-
Unrealized gain on forward delivery commitments	(12)	(18)
Tier I (core) capital	20,060	18,315
Unallocated allowance for loan losses	676	660
Total risk based capital	$ 20,736	$ 18,975

Dividend Limitations

Under OTS regulations that became effective April 1, 1999, savings associations such as the Bank generally may declare annual cash dividends up to an amount equal to net income for the current year plus net income retained for the two preceding years. Dividends in excess of such amount requires OTS approval. The Bank has paid dividends totaling $222,644 and $158,398 to the Company during the years ended June 30, 2002, and 2001, respectively. The Company had paid four quarterly dividends of $0.10 per share to its shareholders for the year ended June 30, 2002, and four quarterly dividends of $0.07 per share to its shareholders for the year ended June 30, 2001.

Liquidation Rights

All depositors who had liquidation rights with respect to the Bank as of the effective date of the Reorganization continue to have such rights solely with respect to the Mutual Holding Company, as long as they continue to hold deposit accounts with the Bank. In addition, all persons who become depositors of the Bank subsequent to the Reorganization will have liquidation rights with respect to the Mutual Holding Company.

NOTE 5. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Company is required to maintain cash reserves on deposit with the Federal Reserve Bank based on deposits.

As of June 30, 2002 and 2001, the Company was required to have aggregate cash deposits with the Federal Reserve Bank of approximately $276,000 and $278,000, respectively.

NOTE 6. INVESTMENT SECURITIES

The Company's investment policy requires that the Company purchase only high-grade investment securities. Municipal obligations are categorized as "AAA" or better by a nationally recognized statistical rating organization. These ratings are achieved because the securities are backed by the full faith and credit of the municipality and also supported by third-party credit insurance policies. Mortgage backed securities and collateralized mortgage obligations are issued by government sponsored corporations, including Federal Home Loan Mortgage Corporation, Federal National Mortgage Association, and the Guaranteed National Mortgage Association. The amortized cost and estimated fair values of securities, together with unrealized gains and losses, are as follows:

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED (LOSSES)	FAIR VALUE
June 30, 2002:				
Available-for-sale:				
U.S. government and agency obligations	$ 6,963,730	$ 70,249	$ -	$ 7,033,979
Municipal obligations	4,301,732	-	(10,233)	4,291,499
Corporate obligations	8,548,317	177,158	-	8,725,475
Mortgage-backed securities	6,505,009	64,995	-	6,570,004
Mutual funds	4,575,378	10	-	4,575,388
Collateralized mortgage obligations	16,829,068	183,960	-	17,013,028
Corporate preferred stock	1,955,215	-	(10,716)	1,944,499
Total	$ 49,678,449	$ 496,372	$ (20,949)	$ 50,153,872
Held-to-maturity:				
Municipal obligations	$ 1,354,531	$ 37,458	$ -	$ 1,391,989
Mortgage-backed securities	2,520,593	90,112	-	2,610,705
Total	$ 3,875,124	$ 127,570	$ -	$ 4,002,694

NOTE 6. INVESTMENT SECURITIES (CONTINUED)

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED (LOSSES)	FAIR VALUE
June 30, 2001:				
Available-for-sale:				
U.S. government and agency obligations	$ 4,566,644	$ 42,694	$ -	$ 4,609,338
Municipal obligations	4,303,574	-	(58,672)	4,244,902
Corporate obligations	7,114,917	190,667	-	7,305,584
Mortgage-backed securities	4,029,519	73,726	-	4,103,245
Collateralized mortgage obligations	1,190,586	-	(4,304)	1,186,282
Corporate preferred stock	150,000	4,169	-	154,169
Total	$ 21,355,240	$ 311,256	$ (62,976)	$ 21,603,520
Held-to-maturity:				
U.S. government and agency obligations	$ 1,395,905	$ 19,267	$ -	$ 1,415,172
Municipal obligations	1,078,681	13,070	-	1,091,751
Mortgage-backed securities	4,096,208	54,241	-	4,150,449
Total	$ 6,570,794	$ 86,578	$ -	$ 6,657,372

The Company has not entered into any interest rate swaps, options, or futures contracts relating to investment securities.

Gross recognized gains and (losses) on securities available-for-sale were $16,629 and $4,755 for the years ended June 30, 2002 and 2001, respectively.

The amortized cost and estimated fair value of securities at June 30, 2002 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

NOTE 6. INVESTMENT SECURITIES (CONTINUED)

	June 30, 2002			
	HELD-TO-MATURITY SECURITIES		AVAILABLE-FOR-SALE SECURITIES	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
Due in one year	$ 320,929	$ 327,208	$ 3,208,030	$ 3,276,533
Due after one year through five years	200,618	203,453	8,551,028	8,720,526
Due after five years through ten years	568,622	586,023	-	-
Due after ten years	264,362	275,305	8,054,721	8,053,894
	1,354,531	1,391,989	19,813,779	20,050,953
Preferred stock			1,955,215	1,944,500
Mortgaged-backed securities	2,520,593	2,610,705	6,505,009	6,570,004
Mutual funds	-	-	4,575,378	4,575,388
Collateralized mortgage obligations	-	-	16,829,068	17,013,027
Total	$ 3,875,124	$ 4,002,694	$ 49,678,449	$ 50,153,872

Maturities of securities do not reflect repricing opportunities present in adjustable rate securities, nor do they reflect expected shorter maturities based on early prepayment of principal.

A federal agency obligation bond with amortized cost of approximately $500,000 and $499,000 has been pledged to the Federal Reserve Bank to serve as collateral for the Company's treasury, tax, and loan account at June 30, 2002 and 2001, respectively. All other securities are held at the Federal Home Loan Bank for safekeeping.

A municipal bond with amortized cost of $180,000 has been pledged to serve as security for a deposit over $100,000 held by the Company at June 30, 2002. There were no securities pledged for public accounts at June 30, 2001.

NOTE 7. LOANS RECEIVABLE

Loans receivable consist of the following:

	June 30, 2002	June 30, 2001
First mortgage loans:		
Residential mortgage (1 – 4 family)	$ 66,958,637	$ 75,961,742
Commercial real estate	9,454,674	9,062,769
Real estate construction	2,931,032	1,981,968
Other loans:		
Home Equity	14,235,907	15,698,367
Consumer	10,023,869	10,362,135
Commercial	2,842,782	2,720,740
Total	106,446,901	115,787,721
Less: Allowance for loan losses	(702,705)	(688,282)
Deferred loan fees, net	(120,983)	(121,544)
Total	$ 105,623,213	$ 114,977,895

Loans net of related allowance for loan losses on which the accrual of interest has been discontinued were $528,000 and $407,000 at June 30, 2002 and 2001, respectively. Interest income not accrued on these loans and cash interest income were immaterial for the years ended June 30, 2002 and 2001. The allowance for loan losses on nonaccrual loans as of June 30, 2002 and 2001 was $11,567 and $20,118, respectively. The Company expects to collect all amounts due on nonaccrual loans, including interest accrued at contractual rates, accordingly there are no loans considered impaired at June 30, 2002 and 2001.

The following is a summary of changes in the allowance for loan losses:

	Years Ended June 30, 2002	Years Ended June 30, 2001
Balance, beginning of period	$ 688,282	712,165
Reclassification to REO reserve	-	(13,725)
Transfer from interest reserve	6,510	-
Provision charged to operations	-	-
Charge-offs	(27,390)	(29,037)
Recoveries	35,303	18,879
Balance, end of period	$ 702,705	$ 688,282

NOTE 7. LOANS RECEIVABLE (CONTINUED)

Loans are granted to directors and officers of the Company in the ordinary course of business. Such loans are made in accordance with policies established for all loans of the Company, except that directors, officers, and employees may be eligible to receive discounts on loan origination costs.

Loans receivable from directors and senior officers of the Company at June 30, 2002 and 2001, were $115,589 and $96,248, respectively. Interest income from these loans was $7,843 and $5,273 for the years ended June 30, 2002 and 2001, respectively.

The Bank has pledged its residential mortgage (1-4 family) loans as collateral for the advances from the Federal Home Loan Bank of Seattle. The pledge is not loan specific and does not preclude the Bank from selling loans on the secondary market.

NOTE 8. MORTGAGE SERVICING RIGHTS

The Company is servicing loans for the benefit of others totaling approximately $141,671,000 and $110,475,000 at June 30, 2002 and 2001, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and foreclosure processing.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $485,000 and $453,000 at June 30, 2002 and 2001, respectively.

The following is a summary of activity in mortgage servicing rights and the valuation allowance:

	Years Ended June 30,	
	2002	2001
Mortgage Servicing Rights		
Balance, beginning of period	$ 1,315,819	$ 1,338,271
Mortgage servicing rights capitalized	618,085	150,029
Amortization of mortgage servicing rights	(324,071)	(172,481)
	1,609,833	1,315,819

NOTE 8. MORTGAGE SERVICING RIGHTS (CONTINUED)

Valuation Allowance		
Balance, beginning of period	-	-
Provision charged to operations	21,515	-
Balance, end of period	21,515	-
Net Mortgage Servicing Rights	$ 1,588,318	$ 1,315,819

NOTE 9. PROPERTY AND EQUIPMENT

Property and equipment and related depreciation are summarized by major classification as follows:

	June 30,	
	2002	2001
Land, buildings, and improvements	$ 7,747,811	$ 7,743,396
Furniture and equipment	2,896,668	2,671,944
Total	10,644,479	10,415,340
Accumulated depreciation	(4,353,097)	(3,909,713)
Total	$ 6,291,382	$ 6,505,627

Depreciation expense totaled $472,707 and $513,664 for the years ended June 30, 2002 and 2001, respectively.

NOTE 10. DEPOSITS

Deposits are summarized as follows:

	June 30,	
	2002	2001
Noninterest checking	$ 6,835,235	$ 6,486,306
Interest-bearing checking (0.65%, 1.00%)	24,908,989	22,535,586
Passbook (1.50%, 3.00%)	22,464,984	20,688,121
Money market (2.27%, 3.78%)	27,568,930	17,399,325
Time certificates of deposit		
(2002, 2.25% - 6.58%; 2001, 4.02% - 6.58%)	69,826,601	66,940,992
	$ 151,604,739	$ 134,050,330

The weighted average cost of funds was 2.59% and 3.72% at June 30, 2002 and 2001, respectively.

NOTE 10. DEPOSITS (CONTINUED)

Time certificates of deposit maturities at June 30, 2002 are as follows:

Within one year	$ 54,327,543
One to two years	12,311,876
Two to three years	1,583,938
Four to five years	1,333,017
Thereafter	270,227
Total	$ 69,826,601

Interest expense on deposits is summarized as follows:

	Years Ended June 30,	
	2002	2001
Checking	$ 193,518	$ 250,778
Passbook	456,134	614,781
Money market	648,686	601,884
Time certificates of deposit	3,104,395	3,648,838
Total	$ 4,402,733	$ 5,116,281

At June 30, 2002 and 2001, the Company held $23,338,000 and $16,554,000, respectively, in deposit accounts of $100,000 or more. Deposit accounts in excess of $100,000 are not insured by the FDIC.

At June 30, 2002 and 2001 the Company reclassified $23,743 and $17,813, respectively in overdrawn deposits as loans.

Directors' and senior officers' deposit accounts at June 30, 2002 and 2001, were $452,099 and $354,875, respectively.

NOTE 11. ADVANCES FROM THE FEDERAL HOME LOAN BANK OF SEATTLE

Advances from the Federal Home Loan Bank of Seattle mature as follows:

	June 30,	
Maturing period	2002	2001
Within one year	$ 100,000	$ 2,100,000
One to two years	100,000	100,000
Two to three years	5,100,000	100,000
Three to four years	3,100,000	5,100,000
Four to five years	100,000	3,100,000
Thereafter	843,889	943,889
	$ 9,343,889	$ 11,443,889

One advance requires annual principal payments of $100,000. The remaining advances are due at maturity. Two advances are subject to quarterly put options that would allow the FHLB to require the Company to repay the advance ahead of their scheduled maturity. The next put date is October 14, 2002. The advances are subject to prepayment penalties. The interest rates on advances are fixed. The weighted average interest rate for advances at June 30, 2002 and 2001 was 6.20% and 6.15%, respectively. The weighted average amount outstanding was $10,331,000 and $10,836,000 for the years ended June 30, 2002 and 2001, respectively.

The maximum amount outstanding at any month-end was $11,435,556 and $12,174,445 during the years ended June 30, 2002 and 2001, respectively.

The advances are collateralized by a blanket pledge of the Bank's 1-4 family residential mortgage portfolio. At June 30, 2002 and 2001, the Company exceeded the collateral requirements of the FHLB. The Company's investment in FHLB stock is also pledged as collateral on these advances.

The total FHLB funding line available to the Company at June 30, 2002, was 25% of total Bank assets, or approximately $45,900,000.

NOTE 12. INCOME TAXES

The components of the Company's income tax provision (benefit) are as follows:

	Years Ended June 30, 2002	2001
Current:		
U.S. federal	$ 869,289	$ 538,129
Montana	185,948	112,710
	1,055,237	650,839
Deferred:		
U.S. federal	(9,200)	(25,200)
Montana	(1,800)	(1,000)
	(11,000)	(26,200)
Total	$ 1,044,237	$ 624,639

The nature and components of deferred tax assets and liabilities, which are a component of accrued liabilities in the accompanying statement of financial condition, are as follows:

	June 30, 2002	2001
Deferred tax assets:		
Deferred compensation	$ 244,000	$ 232,000
Allowance for loan losses (state only)	47,000	47,000
Deferred loan fees	53,000	50,000
Other	18,000	14,000
Total deferred tax assets	362,000	343,000
Deferred tax liabilities:		
Accumulated depreciation	118,000	142,000
FHLB stock	503,000	462,000
Securities available-for-sale	180,000	88,000
Unrealized gain on hedging	8,000	11,000
Interest receivable	1,000	1,000
Allowance for loan losses (Federal only)	69,000	91,000
Other	-	3,000
Total deferred tax liabilities	879,000	798,000
Net deferred tax liability	$ 517,000	$ 455,000

NOTE 12. INCOME TAXES (CONTINUED)

The Company believes, based upon the available evidence, that all deferred tax assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.

A reconciliation of the Company's effective income tax provision to the statutory federal income tax rate is as follows:

	Years Ended June 30,	
	2002	2001
Federal income taxes at the statutory rate of 34%	$ 1,021,247	$ 627,448
State income taxes	184,000	88,000
Nontaxable income	(157,000)	(92,930)
Other, net	6,990	2,121
Income tax expense	$ 1,044,237	$ 624,639
Effective tax rate	34.8%	33.8%

Prior to January 1, 1987, the Company was allowed a special bad debt deduction limited generally in the current year to 32% (net of preference tax) of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, they will be subject to federal income tax at the then current corporate rate. Retained earnings include approximately $915,000 at June 30, 2002 and 2001, for which federal income tax has not been provided.

NOTE 13. COMPREHENSIVE INCOME

The Company has adopted SFAS No. 130, *Reporting Comprehensive Income*, which establishes standards for the reporting and display of comprehensive income (and its components) in financial statements. Comprehensive income represents the sum of net income and items of "other comprehensive income" that are reported directly in stockholders' equity, such as the change during the period in the after-tax net unrealized gain or loss on securities available-for-sale. In accordance with SFAS No. 130, the Company has reported its comprehensive income for fiscal 2002 and 2001 in consolidated statements of changes in stockholders' equity.

NOTE 13. COMPREHENSIVE INCOME (CONTINUED)

The Company's other comprehensive income is summarized as follows for the years ended June 30:

	2002	2001
Net unrealized holding gain or loss arising during the year:		
Available for sale securities, net of related income tax expense of $93,755 and $299,592, respectively	$ 150,017	$ 479,478
Forward delivery commitments, net of related income tax expense of $7,208 and $11,454, respectively	11,535	18,331
Reclassification adjustment for net realized gain included in net income, net of related income tax expense of $17,862 and $1,829, respectively	(28,552)	(2,926)
Other comprehensive income	$ 133,000	$ 494,883

NOTE 14. EMPLOYEE BENEFITS

Profit Sharing Plan:
The Company provides a noncontributory profit sharing plan for eligible employees who have completed one year of service. The amount of the Company's annual contribution, limited to a maximum of 15% of qualified employees' salaries, is determined by the Board of Directors. Profit sharing expense was $147,191 and $150,516 for the years ended June 30, 2002 and 2001, respectively.

The Company's profit sharing plan includes a 401(k) feature. At the discretion of the Board of Directors, the Company may match up to 50% of participants' contributions up to a maximum of 4% of participants' salaries. For the years ended June 30, 2002 and 2001, the Company's match totaled $29,512 and $28,640, respectively.

Deferred Compensation Plans:
The Company has entered into a deferred compensation agreement for the benefit of a previous director/employee. The agreement provides for payment of $2,000 per month for the employee's and spouse's lifetime.

NOTE 14. EMPLOYEE BENEFITS (CONTINUED)

The liability was $0 and $19,286 at June 30, 2002 and 2001, respectively, based upon the present value of the payments over the expected lifetime of the beneficiaries, discounted at 8%.

The Company has entered into deferred compensation contracts with current key employees. The contracts provide fixed benefits payable in equal annual installments upon retirement. The Company purchased life insurance contracts that may be used to fund the payments. The charge to expense is based on the present value computations of anticipated liabilities. For the years ended June 30, 2002 and 2001, the total expense was $78,323 and to $74,484, respectively.

Employee Stock Ownership Plan:

The Company has established an ESOP for eligible employees who meet certain age and service requirements. The ESOP borrowed $368,048 from Eagle Bancorp and used the funds to purchase 46,006 shares of common stock in the Offering. The Bank makes periodic contributions to the ESOP sufficient to satisfy the debt service requirements of the loan that has a ten-year term and bears interest at 8%. The ESOP uses these contributions, and any dividends received by the ESOP on unallocated shares, to make principal and interest payments on the loan.

Shares purchased by the ESOP are held in a suspense account by the plan trustee until allocated to participant accounts. Shares released from the suspense account are allocated to participants on the basis of their relative compensation in the year of allocation. Participants become vested in the allocated shares over a period not to exceed seven years. Any forfeited shares are allocated to other participants in the same proportion as contributions.

Total ESOP expense of $62,303 and $50,821 was recognized in fiscal 2002 and 2001 for 4,600 shares committed to be released to participants during the years ended June 30, 2002 and 2001 with respect to the plan years ending December 31, 2001 and 2000. The cost of the 34,506 ESOP shares ($276,048 at June 30, 2002) that have not yet been allocated or committed to be released to participants is deducted from stockholders' equity. The fair value of these shares was approximately $690,120 at that date.

Stock Incentive Plan:

The Company adopted the Stock Incentive Plan (the Plan) on October 19, 2000. The Plan provides for different types of awards including stock options, restricted stock and performance shares. Under the Plan, 23,000 shares of restricted stock were granted to directors and certain officers during fiscal 2001. These shares of restricted stock vest in equal installments over five years beginning one year from the grant date.

NOTE 14. EMPLOYEE BENEFITS(CONTINUED)

During fiscal 2002, 4,600 shares vested and were removed from treasury stock resulting in compensation expense of $52,900.

There were no stock options granted under the Plan as of June 30, 2002.

NOTE 15. SUPPLEMENTAL CASH FLOW INFORMATION

	2002	2001
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 5,018,116	$ 5,774,433
Cash paid during the year for income taxes	$ 1,127,388	$ 577,000
NON-CASH INVESTING ACTIVITIES:		
(Increase) decrease in market value of securities available-for-sale	$ (243,772)	$ (779,070)
Mortgage servicing rights capitalized	$ 618,085	$ 150,029
ESOP shares released	$ 77,945	$ 50,821

NOTE 16. FINANCIAL INSTRUMENTS

All financial instruments held or issued by the Company are held or issued for purposes other than trading. In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit and forward delivery commitments for the sale of whole loans to the secondary market.

NOTE 16. FINANCIAL INSTRUMENTS (CONTINUED)

Commitments to extend credit – In response to marketplace demands, the Company routinely makes commitments to extend credit for fixed rate and variable rate loans with or without rate lock guarantees. When rate lock guarantees are made to customers, the Company becomes subject to market risk for changes in interest rates that occur between the rate lock date and the date that a firm commitment to purchase the loan is made by a secondary market investor.

Generally, as interest rates increase, the market value of the loan commitment goes down. The opposite effect takes place when interest rates decline.

Commitments to extend credit are agreements to lend to a customer as long as the borrower satisfies the Company's underwriting standards and related provisions of the borrowing agreements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Collateral is required for substantially all loans, and normally consists of real property. The Company's experience has been that substantially all loan commitments are completed or terminated by the borrower within 3 to 12 months.

The notional amount of the Company's commitments to extend credit at fixed and variable interest rates were approximately $2,287,000 and $4,616,000 at June 30, 2002 and 2001, respectively. Fixed rate commitments are extended at rates ranging from 3.75% to 9.75% and 5.875% to 8.00% at June 30, 2002 and 2001, respectively. The Company has lines of credit representing credit risk of approximately $12,912,000 and $9,295,000 at June 30, 2002 and 2001, respectively, of which approximately $6,434,000 and $3,995,000 had been drawn at June 30, 2002 and 2001, respectively. The Company has credit cards issued representing credit risk of approximately $2,645,000 and $2,085,000 at June 30, 2002 and 2001, respectively, of which approximately $424,000 and $362,000 had been drawn at June 30, 2002 and 2001, respectively. The Company has letters of credits issued representing credit risk of approximately $131,000 at both June 30, 2002 and 2001.

Forward delivery commitments – The Company uses mandatory sell forward delivery commitments to sell whole loans. These commitments are also used as a hedge against exposure to interest-rate risks resulting from rate locked loan origination commitments on certain mortgage loans held-for-sale. Gains and losses in the items hedged are deferred and recognized in other comprehensive income until the commitments are completed. At the completion of the commitments the gains and losses are recognized in the Company's income statement.

NOTE 16. FINANCIAL INSTRUMENTS (CONTINUED)

As of June 30, 2002 and 2001, the Company had entered into commitments to deliver approximately $5,625,000 and $3,003,000 respectively, in loans to various investors, all at fixed interest rates ranging from 5.75% to 7.25% and 5.875% to 7.25%, at June 30, 2002 and 2001, respectively. The Company had approximately $19,000 and $30,000 of gains deferred as a result of the forward delivery commitments entered into as of June 30, 2002 and 2001, respectively. The total amount of the gain is expected to be taken into income within the next twelve months.

The Company did not have any gains or losses reclassified into earnings as a result of the ineffectiveness of its hedging activities. The Company considers its hedging activities to be highly effective.

The Company did not have any gains or losses reclassified into earnings as a result of the discontinuance of cash flow hedges because it was probable that the original forecasted transaction would not occur by the end of the originally specified time frame as of June 30, 2002.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts of financial instrument have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

	June 30,			
	2002		2001	
	CARRYING AMOUNT	ESTMATED FAIR VALUE	CARRYING AMOUNT	ESTIMATED FAIR VALUE
FINANCIAL ASSETS:				
Cash and interest-bearing accounts	$ 10,622,989	$ 10,622,989	$ 8,352,032	$ 8,352,032
Investment securities available-for-sale	$ 50,153,872	$ 50,153,872	$ 21,603,520	$ 21,603,520
Investment securities held-to-maturity	$ 3,875,124	$ 4,002,694	$ 6,570,794	$ 6,657,372
Federal Home Loan Bank stock	$ 1,586,200	$ 1,586,200	$ 1,487,300	$ 1,487,300
Mortgage loans held-for-sale	$ 1,352,121	$ 1,352,121	$ 3,033,244	$ 3,033,244
Loans receivable, net	$ 105,623,213	$ 107,922,000	$ 114,977,895	$ 117,928,000
Mortgage servicing rights	$ 1,588,318	$ 1,588,318	$ 1,315,819	$ 1,315,819
Cash surrender value of life insurance	$ 2,244,453	$ 2,244,453	$ 2,140,524	$ 2,140,524
FINANCIAL LIABILITIES:				
Deposits	$ 81,778,138	$ 81,778,138	$ 67,109,338	$ 67,109,338
Time certificates of deposit	$ 69,826,601	$ 71,068,000	$ 66,940,992	$ 67,880,000
Advances from Federal Home Loan Bank	$ 9,343,889	$ 9,984,500	$ 11,443,889	$ 11,816,500

The following methods and assumptions were used by the Company in estimating the fair value of the following classes of financial instruments.

Cash and interest-bearing accounts – The carrying amounts approximate fair value due to the relatively short period of time between the origination of these instruments and their expected realization.

Investment securities and stock in the FHLB – The fair value of investment securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of stock in the FHLB approximates redemption value.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Loans receivable and mortgage loans held-for-sale – Fair values are estimated by stratifying the loan portfolio into groups of loans with similar financial characteristics. Loans are segregated by type such as real estate, commercial, and consumer, with each category further segmented into fixed and adjustable rate interest terms.

For mortgage loans, including loans held-for-sale, the Company uses the secondary market rates in effect for loans that have similar characteristics. The fair value of other fixed rate loans is calculated by discounting scheduled cash flows through the anticipated maturities adjusted for prepayment estimates. Adjustable interest rate loans are assumed to approximate fair value because they generally reprice within the short term.

Fair values are adjusted for credit risk based on assessment of risk identified with specific loans, and risk adjustments on the remaining portfolio based on credit loss experience.

Assumptions regarding credit risk are judgmentally determined using specific borrower information, internal credit quality analysis, and historical information on segmented loan categories for non-specific borrowers.

Mortgage servicing rights – Fair values are estimated by stratifying the mortgage servicing portfolio into groups of loans with similar financial characteristics, such as loan type, interest rate, and expected maturity. The Company obtains market survey data estimates and bid quotations from secondary market investors who regularly purchase mortgage servicing rights. Assumptions regarding loan payoffs are determined using historical information on segmented loan categories for nonspecific borrowers.

Cash surrender value of life insurance – The carrying amount for cash surrender value of life insurance approximates fair value as policies are recorded at redemption value.

Deposits and time certificates of deposit – The fair value of deposits with no stated maturity, such as checking, passbook, and money market, is equal to the amount payable on demand. The fair value of time certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar maturities.

Advances from the FHLB – The fair value of the Company's short-term advances are estimated using discounted cash flow analysis based on the interest rate that would be effective June 30, 2002, if the advances repriced according to their stated terms. The fair value of the Company's putable advances are valued at amounts received from the FHLB.

NOTE 18. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

Set forth below is the condensed statements of financial condition as of June 30, 2002 and 2001, of Eagle together with the related condensed statements of income and cash flows for the years ended June 30, 2002 and 2001.

Condensed Statements of Financial Condition

	2002	2001
Assets		
Cash and cash equivalents	$ 139,764	$ 164,249
Securities available-for-sale	1,168,563	1,082,812
Investment in American Federal Savings Bank	20,335,800	18,448,820
Other assets	71,415	32,472
Total assets	$ 21,715,542	$ 19,728,353
Liabilities		
Accounts payable and accrued expenses	$ 12,665	$ 44,441
Stockholders' Equity	21,702,877	19,683,912
Total liabilities and stockholders' equity	$ 21,715,542	$ 19,728,353

Condensed Statements of Income

	2002	2001
Interest income	$ 73,610	$ 90,066
Other income	3	2,203
Noninterest expense	(86,423)	(10,000)
Income (loss) before income taxes	(12,810)	82,269
Income tax expense	(5,612)	27,622
Income (loss) before equity in undistributed earnings American Federal Savings Bank	(7,198)	54,647
Equity in undistributed earnings American Federal Savings Bank	1,966,631	1,166,148
Net income	$ 1,959,433	$ 1,220,795

NOTE 18. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS (CONTINUED)

Condensed Statements of Cash Flows

	2002	2001
Cash Flows from Operating Activities:		
Net income	$ 1,959,433	$ 1,220,795
Adjustments to reconcile net income to net cash used in operating activities:		
Equity in undistributed earnings of American Federal Savings Bank	(1,966,631)	(1,166,148)
Restricted stock awards	52,900	-
Other adjustments, net	(58,881)	(67,939)
Net cash provided by (used in) operating activities	(13,179)	122,586
Cash Flows from Investing Activities:		
Cash contribution from American Federal Savings Bank	230,032	-
Purchase of securities:		
Investment securities available-for-sale	(448,789)	(150,000)
Proceeds from maturities, calls and principal payments:		
Investment securities available-for-sale	365,805	99,190
Proceeds from sale of investment securities available-for-sale	-	201,396
Net cash provided by (used in) investing activities	147,048	150,586
Cash Flows from Financing Activities:		
ESOP payments and dividends	64,290	-
Payments to purchase treasury stock	-	(235,000)
Dividends paid	(222,644)	(158,398)
Net cash used in financing activities	(158,354)	(393,398)
Net decrease in cash and cash equivalents	(24,485)	(120,226)
Cash and cash equivalents at beginning of period	164,249	284,475
Cash and cash equivalents at end of period	$ 139,764	$ 164,249

NOTE 19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a condensed summary of quarterly results of operations for the years ended June 30, 2002 and 2001:

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Year ended June 30, 2002				
Interest and dividend income	$ 2,864,982	$ 2,859,741	$ 2,713,240	$ 2,729,583
Interest expense	1,403,498	1,325,642	1,189,599	1,128,709
Net interest income	1,461,484	1,534,099	1,523,641	1,600,874
Provision for loan Losses	0	0	0	0
Non-interest income	404,222	704,355	652,841	564,416
Non-interest expense	1,323,802	1,370,898	1,362,962	1,384,600
Income before income tax expense	541,904	867,556	813,520	780,690
Income tax expense	195,242	305,865	270,040	273,090
Net income	$ 346,662	$ 561,691	$ 543,480	$ 507,600
Basic earnings per common share	$ .30	$ .48	$ .46	$ .44
Diluted earnings per common share	$ .29	$ .47	$ .46	$ .43
Year ended June 30, 2001				
Interest and dividend income	$ 2,730,452	$ 2,777,476	$ 2,805,029	$ 2,856,236
Interest expense	1,377,551	1,466,437	1,482,947	1,465,865
Net interest income	1,352,901	1,311,039	1,322,082	1,390,371
Provision for loan losses	-	-	-	-
Non-interest income	343,303	401,378	399,920	501,308
Non-interest expense	1,248,373	1,316,754	1,300,369	1,311,372
Income before income tax expense	447,831	395,663	421,633	580,307
Income tax expense	144,280	124,084	149,735	206,540
Net income	$ 303,551	$ 271,579	$ 271,898	$ 373,767
Basic earnings per common share	$ .26	$ .23	$ .23	$ .32
Diluted earnings per common Share	$ N/A	$ N/A	$ .23	$ .32

NOTE 20. RELATED PARTY TRANSACTIONS

The Bank has contracted with Morrison Maierle Systems Corporation, a subsidiary of Morrison Maierle, Inc., to provide support for its in-house computer network. The Bank paid $23,520 during the year ended June 30, 2002 for technical support services, and an additional $54,141 for computer hardware used by the Bank for its computer network. For the year ended June 30, 2001, expenditures were $26,755 for support services $45,958 and for computer hardware and software. Director Jim Maierle is President of Morrison Maierle, Inc.

NOTE 21. SUBSEQUENT EVENT

The Board announced on July 18, 2002 the declaration of a cash dividend of $0.13 per share for the fourth quarter. It is payable August 23, 2002 to shareholders of record at the close of business August 2, 2002. Eagle Financial MHC, Eagle's mutual holding company, has waived its right to receive dividends on the 648,493 shares of Eagle that Eagle Financial MHC holds.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant causes this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE BANCORP

/s/
Larry A. Dreyer
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Larry A. Dreyer	President, Chief Executive Officer and Director (Principal Executive Officer)	9/11/02
/s/ Peter J. Johnson	Senior Vice President And Treasurer (Principal Financial/Accounting Officer)	9/11/02
/s/ Robert L. Pennington	Chairman	9/11/02
/s/ Charles G. Jacoby	Vice Chairman	9/11/02
/s/ Don O. Campbell	Director	9/11/02
/s/ Teresa Hartzog	Director	9/11/02
/s/ James Maierle	Director	9/11/02
/s/ Thomas P. McCarvel	Director	9/11/02

SHAREHOLDER INFORMATION

STOCK LISTING

Symbol: EBMT
OTC Bulletin Board

SHAREHOLDER SERVICES AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07106-3572
(800) 368-5948
www.rtco.com

SHAREHOLDER CONTACT

Terey Artz
American Federal Savings Bank
1400 Prospect Avenue
Helena, MT 59601
(406) 442-3080
tartz@amfedsb.com

INVESTOR INFORMATION

Copies of reports filed with the Securities and Exchange Commission are available without charge through the Internet at www.sec.gov or through the Shareholder Contact above.

EXECUTIVE OFFICES

1400 Prospect Avenue
Helena, MT 59601
(406) 442-3080

DIRECTORS

DON O. CAMPBELL
Retired

LARRY A. DREYER
President/Chief Executive Officer
Eagle Bancorp

TERESA HARTZOG
Retired

CHARLES G. JACOBY
Vice Chairman of the Board

THOMAS J. McCARVEL
Vice President
Carroll College

JAMES A. MAIERLE
President
Morrison-Maierle, Inc.

ROBERT L. PENNINGTON
Chairman of the Board

OFFICERS

LARRY A. DREYER
President/Chief Executive Officer

PETER J. JOHNSON
Senior Vice President/Treasurer

MICHAEL C. MUNDT
Senior Vice President/Lending

JOANNE Y. SANDERSON
Senior Vice President/Operations

EAGLE BANCORP
1400 Prospect Avenue
Helena, MT 59601